SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2010 and on March 31, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the nine-month periods

ended March 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation from the original prepared in Spanish

for publication in Argentina

Unaudited Consolidated Financial Statements

Corresponding to the nine-month periods

ended March 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 75 started on July 1, 2009

Unaudited Financial Statements for the period ended March 31, 2010

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Unaudited Financial Statements

CAPITAL STATUS (Note 3 of basic unaudited financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,559,427	501,559,427	501,559,427

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of March 31, 2010 and 2009 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)	March 31, 2009 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	83,302	82,459	68,507
Investments (Note 4.b.)	237,272	345,541	285,825
Trade accounts receivable, net (Note 4.c.)	377,193	303,095	267,175
Other receivables (Note 4.d.)	256,556	287,363	184,655
Inventories (Note 4.e.)	369,303	139,197	196,841

Total Current Assets	1,323,626	1,157,655	1,003,003

Non-Current Assets
Trade accounts receivable (Note 4.c.)	25,333	9,230	10,759
Other receivables (Note 4.d.)	236,552	242,592	276,222
Inventories (Note 4.e.)	203,238	251,529	239,669
Investments on controlled and related companies (Note 4.b.)	1,960,493	1,337,390	1,019,805
Other investments (Note 4.b.)	5,301	21,215	57,562
Property and Equipment, net (Note 4.f.)	3,219,856	3,309,998	3,181,710
Intangible assets, net (Note 4.g.)	72,471	55,187	45,870

Subtotal Non-Current Assets	5,723,244	5,227,141	4,831,597

Goodwill, net (Note 4.h.)	(366,557)	(408,740)	(309,154)

Total Non-Current Assets	5,356,687	4,818,401	4,522,443

Total Assets	6,680,313	5,976,056	5,525,446

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.i.)	373,713	339,894	208,048
Mortgages payable (Note 4.j.)	—	1,930	2,812
Short-term debt (Note 4.k.)	912,169	536,888	516,037
Salaries and social security payable (Note 4.l.)	43,581	41,754	27,898
Taxes payable (Note 4.m.)	113,933	155,952	152,647
Advances from customers (Note 4.n.)	197,225	97,386	106,310
Other liabilities (Note 4.o.)	106,619	136,057	60,488
Provisions for lawsuits and contingencies (Note 4.p.)	4,212	4,051	3,972

Total Current Liabilities	1,751,452	1,313,912	1,078,212

Non-Current Liabilities
Trade accounts payable (Note 4.i.)	11,425	89,193	107,386
Advances from customers (Note 4.n.)	93,507	150,357	140,619
Long-term debt (Note 4.k.)	948,363	866,700	991,127
Taxes payable (Note 4.m.)	255,454	224,529	182,012
Other liabilities (Note 4.o.)	70,118	76,676	59,866
Provisions for lawsuits and contingencies (Note 4.p.)	7,507	5,823	7,150

Total Non-Current Liabilities	1,386,374	1,413,278	1,488,160

Total Liabilities	3,137,826	2,727,190	2,566,372

Minority interest	1,577,679	1,435,982	1,290,582

SHAREHOLDERS’ EQUITY	1,964,808	1,812,884	1,668,492

Total Liabilities and Shareholders’ Equity	6,680,313	5,976,056	5,525,446

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang

Vicepresident I

acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2010	March 31, 2009
Agricultural production income (Note 6)	80,337	62,986
Cost of agricultural production (Note 6)	(78,801)	(78,103)

Production Profit - Agricultural	1,536	(15,117)

Sales - crops, beef cattle, milk and others (Note 6)	159,411	133,293
Cost of sales - crops, beef cattle, milk and others (Note 6)	(144,580)	(108,667)

Sales profit - Agricultural business	14,831	24,626

Sales and development of properties (Note 6)	155,132	134,845
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	809,011	482,918
Cost of sales and development of properties (Note 6)	(64,843)	(91,037)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(294,137)	(170,272)

Sales profit - Real estate business	605,163	356,454

Gross profit - Agricultural business	16,367	9,509

Gross profit - Real estate business	605,163	356,454

Gross profit	621,530	365,963

Selling expenses	(150,858)	(149,904)
Administrative expenses	(171,801)	(86,694)
Gain from recognition of inventories at net realizable value	18,704	7,718
Unrealized gain (loss) on inventories (Note 4.q.)	64,210	(2,956)
Net gain (loss) from retained interest in securitized receivables of Tarjeta Shopping	34,824	(25,210)

Operating gain	416,609	108,917

Amortization of goodwill	38,758	15,031
Financial results
Generated by assets:
Exchange gains and discounts	9,172	90,171
Conversion differences	14,466	5,085
Interest income	488	8,094
Gain on hedging operations	5,285	33,084
Tax on bank account operations	(4,617)	(3,418)
Loss on financial operations	51,624	(33,809)
Others	(270)	(164)

Subtotal	76,148	99,043

Generated by liabilities:
Loans and convertible notes	(143,017)	(99,931)
Net gain from repurchase of non-convertible notes	—	137,520
Others	(847)	(1,211)
Exchange loss and discounts	(23,929)	(160,890)

Subtotal	(167,793)	(124,512)

Financial results, net	(91,645)	(25,469)

Gain (loss) on participation in equity investees	140,218	(70,152)
Other income and expenses, net (Note 4.r.)	(17,811)	(16,684)
Management fee	(20,446)	(493)

Net income before income tax and minority interest	465,683	11,150

Income tax and minimum presumed income tax	(105,271)	(32,466)
Minority interest	(175,755)	25,987

Net income for the period	184,657	4,671

Earnings per share :
Basic net gain per share (Note 5)	0.38	0.01
Diluted net gain per share (Note 5)	0.34	0.01

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang

Vicepresident I

acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2010	March 31, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	211,676	521,086
Cash and cash equivalents at the end of the period	120,801	166,909

Net decrease in cash and cash equivalents	(90,875)	(354,177)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	184,657	4,671
Income tax	105,271	32,466
Adjustments made to reach net cash flow from operating activities
(Gain) loss on equity investees	(140,218)	70,152
Minority interest	175,828	(25,987)
Increase in allowances, provisions and accruals	51,786	71,887
Depreciation and amortization	135,989	78,213
Unrealized (gain) loss on Inventories	(64,210)	2,956
Financial results	(85,389)	142,402
Loss from sales of fixed assets	18,984	(99)
Adjustment valuation to net realizable value in other assets	(18,704)	(7,718)
Amortization of goodwill	(38,758)	(15,031)
Result from barter of inventories	—	(2,867)
Result from repurchase of non-convertible notes	—	(137,520)
Changes in operating assets and liabilities
Decrease (increase) in current investments	10,670	(78,186)
Increase in trade accounts receivable, leases and services	(91,271)	(78,837)
Decrease in other receivables	(3,857)	(102,083)
Increase in inventories	(60,570)	(29,089)
(Decrease) increase in social security payables, taxes payable and advances from customers	(82,766)	102,960
Decrease in trade accounts payable	(50,512)	(27,438)
Dividends collected	4,186	1,980
(Decrease) increase in accrued interest	(2,843)	949
Increase (decrease) in other liabilities	18,244	(26,169)

Cash flows provided by (applied to) operating activities	66,517	(22,388)

Investing activities
(Increase) decrease in non-current investments	(310)	37,768
Increase in interest in equity method investees (except IRSA)	(162,322)	(35,534)
Increase in IRSA’s interest	—	(89,893)
Increase of Intangible assets	(7,326)	(2,545)
Acquisition and upgrading of fixed assets	(98,165)	(243,964)
Gain on the sales of fixed assets	3,464	1,196
Increase in goodwill	(470)	(45)
Payment for subsidiary acquired, net of cash acquired	(8,622)	171,481
Purchase (sale) of undeveloped parcels of lands and other non-current investments	71,704	(1,611)
Purchase of Hersha Hospitality Trust s’ shares	(176,068)	—
Advances for purchase of shares	(23,028)	—
Collection of receivables of Subsidiaries	6,598	—
Collection (increase) of loans granted	309	(2,174)
Advance related to sale of Tarshop S.A. shares	20,422	—
Payments for the acquisition of equity investees	(78,788)	—

Cash flows applied to investing activities	(452,602)	(165,321)

Financing activities
Exercise of warrants and options	128	37
Expenses for repurchase of non-convertible notes	(12,000)	(90,137)
Issuance of non-convertible notes	129,204	—
Increase in loans	482,676	154,147
Decrease in loans and mortgages payable	(235,350)	(149,576)
Cash Dividends paid	(95,291)	(41,608)
Proceeds from issuance of short-term negotiable values	22,720	—
Acquisition of minority interest	(23,919)	—
Repurchase of treasury stock	—	(62,109)
Contributions received by subsidiaries from minority shareholders	25,807	22,778
Loans from Subsidiaries	1,235	—

Cash flows provided by (applied to) financing activities	295,210	(166,468)

Net decrease in cash and cash equivalents	(90,875)	(354,177)

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang

Vicepresident I acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2010	March 31, 2009
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	1,661	1,044
Undeveloped parcels of land transferred to an inventories	—	4,777
Property and equipment transferred to Inventory	39,144	25,410
Increase in other receivables through a decrease in undeveloped parcels of land	—	4,065
Increase in property and equipment through an increase in other liabilities	—	60,620
Transitory conversion differences on investments	25,711	31,308
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	—	5,445
Increase in goodwill through a decrease in minority interest	—	482
Increase in fixed assets through an increase in trade accounts payable	5,623	7,643
Acquisition of subsidiary companies through a decrease of other receivables	8,838	—
Repurchase of treasury stock unpaid	—	128
Increase in inventory through an increase in customer advances	3,110	—
Increase in minority interest through a decrease in current other debts	14,512	—
Issuance of certification of participation	13,070	25,634
Capitalization of financial costs	—	72,134
Increase in non-current investment through a decrease in inventory	1,076	—
Increase in non-current investment throgh an increase in other debts	12,300	—
Decrease in non-current investment through an increase in other receivables	6,359	—
Complementary information
Interest paid	143,974	100,601
Income tax paid	61,402	11,867

	March 31, 2010	March 31, 2009
Acquisition of subsidiaries companies

Investments	395	175,097
Trade accounts receivable and rentals	11	179,640
Other receivables	1,022	283,653
Inventories	—	207,453
Non-Current Investments	289	941,770
Property and equipment, net	11,278	2,644,004
Intangible assets	—	45,787
Goodwill	(2,718)	(286,593)
Trade accounts payable	—	(243,502)
Mortgage payable	—	(3,882)
Advances from customers	—	(237,539)
Financial loans	—	(1,369,227)
Salaries and social security payable	(87)	(31,674)
Taxes payable	(27)	(175,980)
Other liabilities	(5,294)	(148,146)
Minority interest	—	(456,079)

Acquired assets that do not affect cash, net value	4,869	1,524,782

Acquires funds	13	230,472

Acquired assets, net value	4,882	1,755,254

Minority interest	(897)	(852,656)
Equity method previous to the purchase	—	(786,711)
Goodwill generated by the purchase	21,478	(56,896)

Purchase value of subsidiaries companies	25,463	58,991

Acquires funds	(13)	(230,472)
Amount funded by sellers	(14,574)	—
Advanced amounts	(2,254)	—

	8,622	(171,481)

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang

Vicepresident I

acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of March 31, 2010 and 2009 and the Statements of Income and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries (Cresud, or the Entity or the Company) acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The financial statements as of March 31, 2010 and 2009 of the subsidiary companies Inversiones Ganaderas S.A. (IGSA), Futuros y Opciones.Com S.A. (FyO.Com), Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA), FyO Trading S.A. (FyO Trading), Agrology S.A. and IRSA have been used in order to determine line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2009 and March 31, 2009.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), are presented in million.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
IRSA	50.49	57.38	(1)
IGSA	99.99	99.99
FyO.Com	64.30	64.30
ANTA	90.00	99.99	(2)
Agrology S.A.	97.00	99.99	(3)
FyO Trading	3.63	65.60	(4)

(1)	Includes interests of 6.89% of Agrology S.A.
(2)	Includes interests of 9.99% of IGSA.
(3)	Includes interests of 2,99% of IGSA.
(4)	Includes interests of 61.97 of FyO.Com

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

•	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Net operating results from each business unit are disclosed in Note 6.

2)	Revenue recognition of Alto Palermo S.A. (APSA)

•	Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

•	Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99,99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Property units to receive:

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

c)	Non-current investments

•	Real Estate Business

a.	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

b.	Investments on controlled and related companies and other non-current investment

Includes CPs issued by the Trusts recorded at their values calculated by the equity method of accounting, net of the allowances for impairment, if applicable. In addition, the interests held in entities over which the Company has not control, common control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

As regards the acquisition of the ownership interest in Arcos del Gourmet S.A. in the course of this fiscal year, according to the disclosure in Note 9 B.2.d, APSA is analyzing the current value of the identifiable assets and liabilities acquired presently according to the Technical Resolution No. 21, Paragraph 1.3.1.

c.	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito y Securitización S.A. are prepared in accordance with the Central Bank of the

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

d.	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy respect to the IRSA’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Cumulative Translation Adjustment” and they amounted to Ps. 13,789 as of March 31, 2010.

e.	Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of de period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

d)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

e)	Property and equipment, net

•	Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of ANTA.

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the period was calculated based on the remaining concession term.

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12 was renegotiated.

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Assets	Estimated useful life (years) on contract basis
Leasehold improvements
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

f)	Intangible assets

•	Agricultural Business

Related to the concession right mentioned in Note 3.e.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 29 years.

•	Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it corresponds. Included in the Intangible assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

- Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

- The value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

•	Non-Compete Agreement

These expenses are amortized by the straight-line method in 28 months period starting upon December 1st, 2009.

The value of these assets does not exceed their estimated recoverable value at the end of the period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

g)	Goodwill, net

•	Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period/year.

h)	Customer advances

•	Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

i)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	(continued)

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

j)	Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA estimate that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade accounts payable”.

k)	Deferred financing cost

•	Real Estate Business

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of March 31, 2010 and 2009 and as of June 30, 2009 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Cash	5,534	3,406	5,225
Foreign currency	108	579	1,599
Banks in local currency	61,038	24,523	27,342
Banks in foreign currency	5,308	51,200	32,937
Checks to be deposited	11,314	2,751	1,404

	83,302	82,459	68,507

b.	Investments

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Investments
Mutual Funds (2)	94,115	150,850	163,353
Time deposits	—	15,156	15,455
Government Bonds, Bonds and Notes (1)
- Pre 2009 bonds	—	10,108	6,351
- Pro 2012 bonds	—	3,987	2,256
- Participation trust certificates	4,820	16,490	16,490
- Certificates of participation - Tarshop Trust	143,414	136,231	82,917
- Allowance for impairment of investments	(8,984)	(10,198)	(8,710)
- Global 2010 bonds	202	67	49
- Mortgage Bonds	1,098	1,198	1,131
Public shares (1)	2,552	21,603	6,483
Others investments (1)	55	49	50

	237,272	345,541	285,825

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of March 31, 2010 and June 30, 2009 includes Ps. 56,616 and Ps. 36,789 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

Non-current

Investments on controlled and related companies

Law No. 19,550 Section 33 and related parties:

	March 31, 2010	June 30, 2009	March 31, 2009
Agro-Uranga S.A.
Shares	9,534	9,024	8,420
Higher property value	11,179	11,179	11,179

	20,713	20,203	19,599

Cactus Argentina S.A. (“Cactus”)
Shares	15,701	10,032	5,634
Goodwill	4,015	4,015	—

	19,716	14,047	5,634

Exportaciones Agroindustriales Argentinas S.A.
Shares	76	99	56

	76	99	56

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (BrasilAgro)
Shares	300,250	220,709	171,107
Higher values (1)	6,887	6,887	6,887
Goodwill	6,965	3,841	3,841
Negative Goodwill	(16,140)	(19,163)	(17,183)

	297,962	212,274	164.652

Banco Hipotecario
Shares	778,888	516,097	261,867
Higher values (2)	9,368	13,871	10,099
Goodwill	16,379	21,152	(8,829)

	804,635	551,120	263,137

Banco Crédito y Securitización S.A.
Shares	5,927	5,127	4,889

	5,927	5,127	4,889

Manibil S.A.
Shares	26,591	25,322	642
Irrevocable capital contributions	—	—	23,892
Goodwill	10	10	10

	26,601	25,332	24,544

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 275 of higher value intangible assets, Ps. 25,047 of lower value trade account payables and Ps. (17,501) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 1,547 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	March 31, 2010	June 30, 2009	March 31, 2009
Hersha Hospitality Trust
Shares	224,339	—	—

	224,339	—	—

Metropolitan 885 Third Avenue LLC
Shares	—	—	76,615

	—	—	76,615

Advances for shares purchases	23,028	6,250	8,884

	23,028	6,250	8,884

Undeveloped parcels of land:
- Santa Maria del Plata	204,382	203,584	177,147
- Puerto Retiro (1)	66,375	66,331	62,834
- Plot of Land Berutti (2)	54,204	54,018	52,122
- Plot of Land Caballito	40,626	40,626	39,405
- Patio Olmos (3)	33,218	33,218	32,949
- Pereiraola (7)	24,157	24,157	23,413
- Torres de Rosario plot of land	19,154	18,641	17,054
- Air Space Coto	14,672	14,672	14,158
- Plot of Land Zetol (4)	13,443	13,116	—
- Canteras Natal Crespo	6,467	6,465	6,000
- Pilar	4,066	4,066	3,866
- Torres Jardin IV	3,038	3,038	3,030
- Plot of Land Vista al Muelle (4)	7,570	1,739	—
- Catalinas Norte´s advance (6)	22,259	—	—
- Other land reserves	23,865	19,267	19,817

	537,496	502,938	451,795

	1,960,493	1,337,390	1,019,805

(1)	Note 8.B.1.a. to the consolidated financial statements.
(2)	Note 10.B.2.c. to the consolidated financial statements.
(3)	Note 10.B.2.a. to the consolidated financial statements.
(4)	Note 9.B.1.e. to the consolidated financial statements.
(5)	Note 10.B.2.d. to the consolidated financial statements.
(6)	Note 10.B.1 to the consolidated financial statements.
(7)	Note 18.1 to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	March 31, 2010	June 30, 2009	March 31, 2009
Other Investments

The breakdown for this item is as follow:

Certificates of participation - Tarshop S.A. Trust	3,929	22,900	64,289
Allowance for impairment of investments	(254)	(1,891)	(7,379)
MAT	90	90	90
Coprolán	21	21	21
Other investments	1,515	95	541

	5,301	21,215	57,562

c.	Trade accounts receivable

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Debtors from Tarjeta Shopping	207,490	141,570	143,250
Leases and services receivables	62,993	75,077	60,401
Checks to be deposited	51,444	62,230	52,913
Debtors from expenses and collective promotion fund	34,422	37,725	30,808
Leases and services receivables under legal proceedings	34,133	34,583	34,490
Trade accounts receivable – agricultural business	24,815	25,106	15,729
Trade accounts receivable – real estate	20,110	15,681	14,401
Accounts receivable in foreign currency	20,262	15,477	9,871
Debtors from hotel activities	17,023	7,713	11,194
Documents receivable	6,534	7,461	7,123
Debtors from Tarjeta Shopping – collection agents	6,099	5,070	4,689
Receivables from the sale of properties under legal proceedings	1,133	1,320	1,417
Credit cards receivable	258	1,161	1,287
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	7,481	2,400	4,144
Less:
Allowance for doubtful accounts	(117,004)	(129,479)	(124,542)

	377,193	303,095	267,175

Non-current
Debtors from Tarjeta Shopping	24,026	6,490	8,698
Leases and services receivables	2,010	2,691	2,366
Trade accounts receivable – real estate	133	2,306	6,794
Accounts receivable in foreign currency	—	451	466
Documents receivable	660	—	—
Less:
Allowance for doubtful accounts	(1,496)	(2,708)	(7,565)

	25,333	9,230	10,759

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

d.	Other receivables

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Call Option Metropolitan 885 Third Ave. LLC	46,826	44,877	—
Receivables from the sale of shares (1)	35,290	34,553	33,852
Outstanding VAT	74,541	32,601	22,740
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	11,715	89,925	21,279
Prepaid expenses	32,048	25,869	22,263
Income tax advances and tax credit (net of provision for income tax)	6,921	21,987	23,549
Guarantee deposits re. securitization programs	6,522	6,782	5,966
Loans granted	860	5,424	3,885
Guarantee of defaulted credits	—	4,206	3,948
Outstanding gross sales tax payable and others	6,821	3,318	2,788
Receivable for services of third offered in Tarshop’ business	4,105	2,746	3,222
Guarantee deposits	1,590	1,490	1,166
Pre-paid insurance	316	1,489	1,070
Tax on minimum presumed income	3,188	923	52
Premiums collected	1	743	3,376
Financial operations to liquidate	4,945	—	1,110
Other tax credit	789	171	247
Prepaid leases	124	75	258
Expenses to be recovered	265	47	4,523
Receivables from stock holders in related companies	—	29	21,294
Others	19,689	10,108	8,067

	256,556	287,363	184,655

Non-current
Deferred tax	66,261	78,285	116,365
Tax on minimum presumed income	86,597	65,967	78,968
Outstanding VAT	57,252	65,575	69,371
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	20,724	22,513	4
Prepaid expenses	3,166	3,958	1,612
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Outstanding gross sales tax payable and others	944	1,989	1,948
Guarantee deposits re. securitization programs	—	999	3,667
Loans granted	295	—	—
Guarantee deposits	—	380	—
Income tax advances and tax credit (net of provision for income tax)	—	109	139
Prepaid leases	—	33	—
Others	1,313	2,784	4,148

	236,552	242,592	276,222

(1)	In June 2007, IRSA sold 10% of the shareholding in Solares Santa María S.A. for US$ 10.6 million (on that such date IRSA collected US$ 1.5 million of such amount). The balance will become due in June, 2010 and it is supported by a pledge in favor of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

e.	Inventories

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Agricultural business
Crops	18,750	49,258	28,805
Materials and others	33,710	26,898	28,687
Beef cattle	30,927	18,279	19,757
Unharvested crops	86,384	13,006	97,788
Seeds and fodder	2,719	2,864	2,360
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	12,040	19,222	8,545
Abril	1,148	3,035	3,249
Inventories (hotel business)	3,394	2,676	2,847
El Encuentro	890	2,119	—
Horizons	176,888	—	—
Other inventories	1,182	1,273	957
Dock 13	—	—	33
Torres Abasto	—	—	21
San Martin de Tours	132	431	424
Credit from barter transaction of Dique III	—	68	3,368
Torres Jardin	23	68	—
Mendoza land	1,116	—	—

	369,303	139,197	196,841

Non-Current
Agricultural Business
Beef cattle	125,847	77,828	75,165
Real estate business
Horizons	—	109,144	91,834
Credit from barter of Caballito (Cyrsa)	25,155	20,875	21,087
Credit from barter of Caballito (Koad)	20,700	14,324	21,843
Credit from barter Rosario	11,121	11,121	11,103
El Encuentro	11,172	9,633	11,265
Caballito land	6,754	6,653	4,429
Project Abasto (Cyrsa)	—	1,098	—
Torres Jardín	45	—	85
Abril	690	768	1,973
Cruceros Buildings	6	25	—
San Martin de Tours	304	3	—
Other inventories	1,444	57	885

	203,238	251,529	239,669

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

f.	Property and equipment, net

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Agricultural business	457,817	430,529	422,460
Real estate business
Shopping Center	1,593,172	1,453,747	1,339,007
Office buildings	926,696	1,153,207	1,107,284
Hotels	207,792	217,437	213,998
Other fixed assets	26,118	51,452	95,274
Commercial real state	8,261	3,626	3,687

	3,219,856	3,309,998	3,181,710

g.	Intangible assets, net

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Concession rights	21,512	22,076	22,265
Saving expenses of contracts in acquired leases	11,846	13,897	14,440
Pre-operating expenses	25,265	16,038	6,585
Tarshop ‘s customers	2,683	2,902	1,860
Non-compete agreement	10,435	—	—
Trademarks	675	274	720
Others	55	—	—

	72,471	55,187	45,870

h.	Goodwill, net

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Goodwill
IRSA	40,597	41,995	34,935
Arcos del Gourmet S.A.	20,873	—	—
APSA	19,601	20,670	21,026
Tarshop S.A.	6,904	6,897	8,150
Torre BankBoston	5,742	5,899	5,951
Della Paolera 265 y Museo Renault	3,154	3,276	3,316
Fibesa S.A.	856	2,395	2,909
Conil S.A.	506	—	—
Baicom Network S.A.	174	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	March 31, 2010	June 30, 2009	March 31, 2009
Negative goodwill
IRSA	(365,472)	(385,809)	(279,816)
APSA	(44,128)	(46,365)	(47,113)
Palermo Invest S.A.	(40,733)	(42,290)	(42,809)
Empalme S.A.I.C.F.A. y G.	(8,608)	(9,084)	(9,251)
Mendoza Plaza Shopping S.A.	(5,743)	(5,988)	(6,097)
Emprendimiento Recoleta S.A.	(280)	(336)	(355)

	(366,557)	(408,740)	(309,154)

i.	Trade accounts payable

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Suppliers	256,529	191,122	151,129
Provisions	88,712	104,421	45,907
Debt related to purchase of farms	22,441	35,098	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	3,889	6,961	9,086
Provisions for harvest expenses	1,460	1,253	894
Others	682	1,039	1,032

	373,713	339,894	208,048

Non-Current
Suppliers (1)	11,425	58,862	46,766
Debt related to purchase of farms	—	21,893	60,620
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	8,438	—

	11,425	89,193	107,386

(1)	Includes as of March 31, 2010 and June 30, 2009 current and non current Ps. 46,451, respectively, corresponding to the liabilities in kind associated to the “Horizons” and “Caballito” projects. (See Note 9.B.1.a)

j.	Mortgage payable

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Mortgage payable Bariloche plots of land	—	1,930	2,812

	—	1,930	2,812

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

k.	Short-term and long-term debts

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Bank loans	487,641	294,065	263,041
Overdraft	261,552	166,651	167,312
Short-term debt	22,720	—	—
Debt related to purchase of subsidiaries	—	—	11,616
Foreign financial entities	3,528	788	—
Debts for the purchase of Berutti plot of land	—	—	14,828
Debts for purchase of shares	19,386	—	—
Seller financing	23,421	28,895	—
Non-convertible Notes – IRSA 2017 (1)	5,545	14,839	5,283
Non-convertible Notes Class I	15,547	—	—
Non-convertible Notes Class II	34,740	—	—
Non-convertible Notes – APSA US$ 120 M.	8,037	2,471	8,879
Convertible Notes – APSA 2014 US$ 50 M. (Nota 4.s.)	1,185	2,610	1,121
Non-convertible Notes – APSA 2011 Ps. 55 M.	240	—	—
Non-convertible Notes – APSA 2011 US$ 6 M.	11	—	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	28,616	26,569	43,957

	912,169	536,888	516,037

Non-Current
Non-Convertible Notes IRSA 2017 (1)	433,745	421,932	430,155
Convertible Notes – APSA US$ 120 M.	257,416	250,512	303,082
Bank loans	78,087	76,611	101,080
Convertible Notes – APSA 2014 US$ 50 M. (Nota 4.s.)	59,954	58,679	57,622
Non-convertible Notes – APSA 2011 Ps. 55 M.	43,771	—	—
Non-convertible Notes – APSA 2011 US$ 6 M.	25,393	—	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	37,878	50,356	99,188
Seller financing	12,119	8,610	—

	948,363	866,700	991,127

(1)	Note 13 A.1.a to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

l.	Salaries and social security payable

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Provisions for vacation and legal bonus	34,910	30,677	20,884
Social security taxes payable	8,208	10,188	6,136
Salaries payable	205	299	473
Others	258	590	405

	43,581	41,754	27,898

m.	Taxes payable

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Vat payable, net and tax payment facilities plan for VAT	43,502	75,727	60,382
Tax on minimum presumed income	10,384	20,345	26,643
Income tax provision, net	31,900	14,291	8,635
Tax on personal assets	11,683	5,514	12,721
Provisions – Gross sales tax payable	4,989	3,056	1,937
Income tax – Withholdings	1,397	3,221	2,565
Tax moratorium – Income tax	1,509	1,358	2,497
Minimum presumed income – Plan of facilities	—	1,137	1,700
Income tax – Plan of facilities	—	21,835	27,221
VAT – Withholdings	393	824	352
Gross sales tax-withholdings	2,700	1,959	1,906
Property tax payable	138	208	70
Gross revenue tax moratorium	477	449	441
Others	4,861	6,028	5,577

	113,933	155,952	152,647

Non-current
Deferred income tax	227,920	197,473	153,465
Tax moratorium – Income tax payable	21,830	20,704	21,156
Tax moratorium – Personal assets	2,468	2,773	3,619
Gross sales tax payable	—	1,138	1,138
Tax on personal assets	1,256	—	—
Gross revenue tax moratorium	1,952	2,433	2,610
Tax on minimum presumed income	28	8	24

	255,454	224,529	182,012

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

n.	Advances from customers

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Admission rights	50,787	45,935	44,856
Advanced payments from customers	122,660	30,601	38,389
Leases and service advances (1)	23,778	20,850	23,065

	197,225	97,386	106,310

Non-current
Admission rights	61,382	60,626	63,395
Advanced payments from customers	—	56,822	43,829
Leases and service advances (1)	32,125	32,909	33,395

	93,507	150,357	140,619

(1)	See note 14.B.2.a to the consolidated financial statements.

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.

(b)	As of March 31, 2010 and June 30, 2009 includes advances of Ps.10,121 and Ps. 8,122 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

o.	Other liabilities

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Lower value of acquired contracts	4,724	18,711	12,936
Debt to former minority shareholder of Tarshop S.A.	3,481	—	—
Payables to Nationals Park Administration	12,632	10,223	10,174
Debt related to purchase of investments	4,793	—	—
Guarantee deposits	5,051	5,228	4,892
Administration and reserve fund	—	—	3,646
Additional capital contribution payable	2,295	2,270	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	28,373	90,336	5,558
Loans with shareholders of related parties	—	837	17,531
Premiums collected	23	543	1,576
Management agreement provision	11,421	—	—
Contributed leasehold improvements to be accrued and unrealized gains	524	524	524
Dividends payable	1,971	—	—
Advance from sale of Tarshop S.A.’s shares	20,840	—	—
Mortgage with FyO.Com’s minority shareholder	134	134	134
Others	10,357	7,251	3,517

	106,619	136,057	60,488

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	March 31, 2010	June 30, 2009	March 31, 2009
Non-current
Loans with shareholders of related parties	48,047	47,388	41,895
Contributed leasehold improvements to be accrued and unrealized gains	9,810	10,203	10,335
Guarantee deposits	3,930	4,713	5,094
Debt to the former minority shareholders of Tarshop S.A.	4,064	—	—
Debts for the purchase of farm	—	4,556	—
Additional capital contribution payable	3,462	3,425	—
Lowest value of acquired contracts	—	1,308	2,239
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	20	20	20
Others	785	5,063	283

	70,118	76,676	59,866

p.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Law contingencies for pending lawsuits	4,212	4,051	3,972

	4,212	4,051	3,972

Non-current
Law contingencies for pending lawsuits	7,507	5,823	7,150

	7,507	5,823	7,150

q.	Unrealized gain (loss) on inventories

The breakdown for this item is as follow:

	March 31, 2010	March 31, 2009
Unrealized gain on inventories - Beef cattle	64,531	583
Unrealized loss on inventories - Crops, raw materials and MAT	(321)	(3,343)
Operative loss and unrealized loss on real estate assets	—	(196)

Total unrealized gain (loss) on inventories	64,210	(2,956)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	March 31, 2010	March 31, 2009
Other Income
Recovery of allowances	145	—
Gains on the sale of other fixed assets	35	99
Lawsuits contingencies	—	212
Management fee	652	—
Others	958	517

Sub-total Other Income	1,790	828

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

	March 31, 2010	March 31, 2009
Other Expenses
Tax on shareholders’ personal assets	(10,036)	(10,851)
Lawsuits contingencies	(138)	—
Unrecoverable VAT receivable	(4,633)	(2,775)
Donations	(4,252)	(3,886)
Others	(542)	—

Sub-total Other Expenses	(19,601)	(17,512)

Total Other Income and Expenses, net	(17,811)	(16,684)

s.	Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of March 31, 2010, compared to the balances as of June 30, 2009 and March 31, 2009 held with related companies, persons and shareholders are as follows:

As of March 31,2010

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non current Other liabilities	Total
Agro –Uranga S.A. (2)	—	215	—	(594)	—	—	—	—	(379)
Banco Hipotecario S.A. (2)	340	—	—	—	—	—	—	—	340
Baicom Networks S.A. (2)	—	—	277	—	—	—	—	—	277
BrasilAgro (2)	53	—	—	—	—	—	—	—	53
Cactus (2)	114	12	—	(32)	—	—	—	—	94
Canteras Natal Crespo S.A. (4)	243	1,102	—	—	—	—	—	—	1,345
Consorcio Dock del Plata S.A. (3)	1,382	16	—	(53)	—	—	—	—	1,345
Consorcio Libertador S.A. (3)	841	111	—	(265)	—	—	(4)	—	683
Consultores Asset Management S.A. (3)	692	1	—	(7)	—	—	—	—	686
Cresca S.A. (4)	20	3,637	—	—	—	—	—	—	3,657
Cyrsa S.A. (4)	2,565	32	—	(998)	—	—	—	—	1,599
Directors (3)	2	161	—	(29)	—	—	(24,273)	(20)	(24,159)
Dolphin Fund PLC (3)	—	—	—	—	—	—	(3,023)	—	(3,023)
Estudio Zang, Bergel & Viñes (3)	—	20	—	(1,403)	—	—	—	—	(1,383)
Fundación IRSA (3)	31	3	—	(474)	—	—	(1,073)	—	(1,513)
Inversiones Financieras del Sur S.A. (5)	—	69	—	—	—	—	—	—	69
Hersha Hospitality Trust (2)	—	1,928	—	—	—	—	—	—	1,928
Metroshop S.A. (1)	—	2,265	20,443	—	—	—	—	—	22,708
Museo de los niños S.A. (3)	1,082	—	—	(5)	—	—	—	—	1,077
Parque Arauco S.A. (3)	—	—	—	—	(1,185)	(60,002)	—	—	(61,187)
Credits to employees (3)	64	2,046	4	(29)	—	—	—	—	2,085
Puerto Retiro S.A. (2)	52	97	—	—	—	—	—	—	149

Total	7,481	11,715	20,724	(3,889)	(1,185)	(60,002)	(28,373)	(20)	53,549

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control.
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of June 30, 2009

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Current Trade accounts payable	Non current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non current Other liabilities	Total
Agro –Uranga S.A. (2)	—	39	—	(45)	—	—	—	—	—	(6)
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—	5
BrasilAgro (2)	13	—	—	—	—	—	—	—	—	13
Cactus (2)	25	15,031	—	(5,133)	—	—	—	(3)	—	9,920
Canteras Natal Crespo S.A. (4)	193	864	—	—	—	—	—	—	—	1,057
Consorcio Dock del Plata S.A. (3)	—	370	—	(46)	—	—	—	—	—	324
Consorcio Libertador S.A. (3)	—	532	—	(122)	—	—	—	—	—	410
Consultores Asset Management S.A. (3)	597	3,826	—	(7)	—	—	—	—	—	4,416
Cresca S.A. (4)	—	788	—	—	—	—	—	—	—	788
Cyrsa S.A. (4)	1,530	20	—	(560)	—	—	—	—	—	990
Directors (3)	—	191	—	(29)	—	—	—	(2,362)	(20)	(2,220)
Dolphin Fund PLC (3)	—	63,560	—	—	—	—	—	(61,398)	—	2,162
Estudio Zang, Bergel & Viñes (3)	2	20	—	(683)	—	—	—	—	—	(661)
Fundación IRSA (3)	22	3	—	(259)	—	—	—	(1,073)	—	(1,307)
Inversiones Financieras del Sur S.A. (5)	—	39	—	—	—	—	—	(25,500)	—	(25,461)
Metroshop S.A. (1)	—	2,265	22,513	—	(8,438)	—	—	—	—	16,340
Museo de los niños S.A. (3)	—	811	—	(5)	—	—	—	—	—	806
Parque Arauco S.A. (3)	—	—	—	—	—	(2,610)	(58,679)	—	—	(61,289)
Credits to employees (3)	6	1,553	—	(50)	—	—	—	—	—	1,509
Puerto Retiro S.A. (2)	7	13	—	—	—	—	—	—	—	20
Rummaalá S.A. (4)	—	—	—	(22)	—	—	—	—	—	(22)

Total	2,400	89,925	22,513	(6,961)	(8,438)	(2,610)	(58,679)	(90,336)	(20)	(52,206)

As of March 31, 2009

	Current Trade accounts receivable	Current Other receivables	Non current Other recivables	Current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non current Other liabilities	Total
Agro –Uranga S.A. (2)	—	1,300	—	—	—	—	—	—	1,300
Banco Crédito y Securitización S.A. (2)	18	—	—	—	—	—	—	—	18
Banco Hipotecario S.A. (2)	4	—	—	—	—	—	—	—	4
Cactus (2)	182	6,191	—	(15)	—	—	—	—	6,358
Canteras Natal Crespo S.A. (4)	85	866	—	—	—	—	—	—	951
Consorcio Dock del Plata S.A. (3)	321	30	—	(6)	—	—	—	—	345
Consorcio Libertador S.A. (3)	519	6	—	(136)	—	—	(15)	—	374
Consultores Asset Management S.A. (3)	480	9,066	—	(2)	—	—	—	—	9,544
Cyrsa S.A. (4)	1,552	2	—	(385)	—	—	—	—	1,169
Directors (3)	—	2,478	—	—	—	—	(1,000)	(20)	1,458
Estudio Zang, Bergel & Viñes (3)	—	20	—	(902)	—	—	(2)	—	(884)
Fundación IRSA (3)	19	2	—	—	—	—	(4,541)	—	(4,520)
Metroshop S.A. (1)	—	—	—	(7,640)	—	—	—	—	(7,640)
Museo de los niños S.A. (3)	811	—	—	—	—	—	—	—	811
Parque Arauco S.A. (3)	—	—	—	—	(1,121)	(58,677)	—	—	(59,798)
Credit to employees (3)	114	1,275	4	—	—	—	—	—	1,393
Puerto Retiro S.A. (2)	39	13	—	—	—	—	—	—	52
Rummaalá S.A. (4)	—	30	—	—	—	—	—	—	30

Total	4,144	21,279	4	(9,086)	(1,121)	(58,677)	(5,558)	(20)	(49,035)

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control.
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

The results for the nine-month periods ended March 31, 2010 and 2009, held with related companies, persons and shareholders are as follows:

As of March 31, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest Gain (loss)	Others	Other income and expenses and current personal asset´s tax	Administration services	Salaries and wages	Sales and fees for shared services	Donations	Total
Shareholders in general (5)	—	—	—	—	—	(328)	—	—	—	—	(328)
Agro –Uranga S.A. (2)	—	—	—	9	437	—	—	—	—	—	446
Cactus (2)	—	(1,199)	—	9	(797)	—	111	—	—	—	(1,876)
Canteras Natal Crespo S.A. (4)	—	—	—	74	—	—	—	—	36	—	110
Consorcio Libertador S.A. (3)	8	—	—	—	—	—	—	—	92	—	100
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	—	—	169	—	169
Consultores Asset Management S.A. (3)	—	—	(20,446)	—	—	—	—	—	—	—	(20,446)
Cresca S.A. (4)	—	—	—	—	—	—	541	—	—	—	541
Cyrsa S.A. (4)	47	—	—	—	—	—	—	—	146	—	193
Directors (3)	—	—	(40,177)	—	—	—	—	(428)	—	—	(40,605)
Estudio Zang, Bergel & Viñes (3)	—	—	(3,502)	(6)	—	—	—	—	—	—	(3,508)
Fundación IRSA (3)	—	—	—		—	—	—	—	—	(409)	(409)
Parque Arauco S.A. (3)	—	—	—	(5,697)	—	—	—	—	—	—	(5,697)
Credits to employees (3)	—	—	—	99	—	—	—	—	—	—	99

Total	55	(1,199)	(64,125)	(5,512)	(360)	(328)	652	(428)	443	(409)	(71,211)

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(continued)

As of March 31, 2009

	Gain (loss) from leases	Beef cattle expenses	Fees	Interest Gain (loss)	Others	Other income and expenses and current personal asset´s tax	Administration services	Salaries and wages	Sales and fees for shared services	Donations	Total
Shareholders in general (5)	—	—	—	—	—	(392)	—	—	—	—	(392)
Agro –Uranga S.A. (2)	—	—	—	—	271	—	—	—	—	—	271
Alto Palermo S.A. (1)	—	—	—	—	—	—	—	—	(462)	—	(462)
BrasilAgro (2)	—	—	—	—	—	—	408	—	—	—	408
Cactus (2)	—	(455)	—	620	287	—	127	—	—	—	579
Canteras Natal Crespo S.A. (4)	—	—	—	61	—	—	—	—	36	—	97
Consorcio Libertador S.A. (3)	4	—	—	—	—	—	—	—	48	—	52
Consultores Asset Management S.A. (3)	—	—	(1,125)	11	—	—	—	—	—	—	(1,114)
Cyrsa S.A. (4)	214	—	—	—	—	—	—	—	—	—	214
Directors (3)	—	—	—	(9)	—	—	(23,608)	(446)	—	—	(24,063)
Directors of Banco Hipotecario (3)	—	—	—	(7)	—	—	—	—	—	—	(7)
Estudio Zang, Bergel & Viñes (3)	—	—	(1,702)	—	—	—	—	—	—	—	(1,702)
Fundación IRSA (3)	—	—	—	—		—	—	—	—	(191)	(191)
Inversiones Financieras del Sur S.A. (5)	—	—	—	842	—	—	—	—	—	—	842
IBOSA (1)	—	—	—	—	—	—	(39)	—	—	—	(39)
IRSA (1)	—	—	—	—	—	—	—	—	432	—	432
Parque Arauco S.A. (3)	—	—	—	(14,793)	—	—	—	—	—	—	(14,793)
Credits to employees (3)	(11)	—	—	98	—	—	—	—	—	—	87

Total	207	(455)	(2,827)	(13,177)	558	(392)	(23,112)	(446)	54	(191)	(39,781)

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	EARNINGS PER SHARE

Following reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of March 31, 2010 and 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 15 to the basic financial statements).

	March 31, 2010	March 31, 2009
Weight average of outstanding shares of common stock	483,220,286	488,852,053
Diluted weighted average of shares of common stock	542,463,193	548,094,960

	March 31, 2010	March 31, 2009
Earnings for the calculation of basic earnings per share	184,657	4,671
Earnings for the calculation of diluted earnings per share	184,657	4,671

BASIC Earnings per share	March 31, 2010	March 31, 2009
Earnings	184,657	4,671
Number of shares	483,220,286	488,852,053
Earnings per share	0.38	0.01

DILUTED Earnings per share	March 31, 2010	March 31, 2009
Earnings	184,657	4,671
Number of shares	542,463,193	548,094,960
Earnings per share	0.34	0.01

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	SEGMENT REPORTING

As of March 31, 2010 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	International
Production income	29,093	20,165	13,458	17,621	—	—	—	—	80,337	—	—	—	—	—	—	—	80,337
Cost of production	(30,726)	(18,629)	(15,261)	(14,185)	—	—	—	—	(78,801)	—	—	—	—	—	—	—	(78,801)

Production profit	(1,633)	1,536	(1,803)	3,436	—	—	—	—	1,536	—	—	—	—	—	—	—	1,536

Sales	60,637	22,918	21,141	16,366	—	38,349	—	—	159,411	155,132	119,030	384,907	123,100	181,974	—	964,143	1,123,554
Cost of sales	(56,820)	(20,575)	(20,060)	(16,366)	—	(30,759)	—	—	(144,580)	(64,843)	(26,678)	(116,669)	(76,056)	(74,734)	—	(358,980)	(503,560)

Sales profit (loss)	3,817	2,343	1,081	—	—	7,590	—	—	14,831	90,289	92,352	268,238	47,044	107,240	—	605,163	619,994

Gross (Loss) profit	2,184	3,879	(722)	3,436	—	7,590	—	—	16,367	90,289	92,352	268,238	47,044	107,240	—	605,163	621,530

Selling expenses	(10,435)	(3,549)	(973)	(345)	—	(1,736)	—	—	(17,038)	(1,774)	(338)	(26,186)	(11,832)	(93,690)	—	(133,820)	(150,858)
Administrative expenses	(12,437)	(3,777)	(10,324)	(2,364)	—	(2,055)	—	—	(30,957)	(27,114)	(34,403)	(37,114)	(25,927)	(16,070)	(216)	(140,844)	(171,801)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	18,704	—	—	—	—	—	18,704	18,704
Unrealized (loss) gain on inventories	(147)	(91)	64,531	—	—	(83)	—	—	64,210	—	—	—	—	—	—	—	64,210
Net gain from retained interest in securitized receivables of Tarjeta Shopping	—	—	—	—	—	—	—	—	—	—	—	—	—	34,824	—	34,824	34,824

Operating result	(20,835)	(3,538)	52,512	727	—	3,716	—	—	32,582	80,105	57,611	204,938	9,285	32,304	(216)	384,027	416,609

Assets	498,268	323,578	270,131	47,498	19,823	14,635	7,642	134,995	1,316,570	674,482	972,991	1,884,867	239,449	254,420	1,337,534	5,363,743	6,680,313
Liabilities	30,733	35,901	1,874	643	28	4,947	—	625,628	699,754	304,031	414,103	1,030,486	256,605	295,422	137,425	2,438,072	3,137,826
Non-current investments in other companies (1)	17,195	297,962	113	2,144	19,716	—	—	1,337	338,467	26,602	—	—	—	—	1,034,900	1,061,502	1,399,969
Increases and transfers of property and equipment and intangible assets	22,309	—	10,118	584	—	844	—	4	33,859	7	480	67,593	3,517	1,696	—	73,293	107,152
Amortization and depreciation	3,447	—	1,422	507	—	431	—	501	6,308	14,956	18,469	78,448	12,774	5,034	—	129,681	135,989

(1)	Include equity method of BrasilAgro, Cactus, Agro – Uranga, Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

As of March 31, 2009:

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	Foreign
Production income	36,735	—	10,558	15,693	—	—	—	—	62,986	—	—	—	—	—	—	—	62,986
Cost of production	(52,149)	—	(11,992)	(13,962)	—	—	—	—	(78,103)	—	—	—	—	—	—	—	(78,103)

Production profit	(15,414)	—	(1,434)	1,731	—	—	—	—	(15,117)	—	—	—	—	—	—	—	(15,117)

Sales	79,327	—	11,396	14,714	—	27,856	—	—	133,293	134,845	80,081	189,661	84,898	126,911	1,367	617,763	751,056
Cost of sales	(63,852)	—	(10,409)	(14,732)	—	(19,674)	—	—	(108,667)	(91,037)	(16,179)	(52,206)	(49,245)	(52,642)	—	(261,309)	(369,976)

Sales profit (loss)	15,475	—	987	(18)	—	8,182	—	—	24,626	43,808	63,902	137,455	35,653	74,269	1,367	356,454	381,080

Gross profit (loss)	61	—	(447)	1,713	—	8,182	—	—	9,509	43,808	63,902	137,455	35,653	74,269	1,367	356,454	365,963

Selling expenses	(10,255)	—	(808)	(241)	—	(2,064)	—	—	(13,368)	(1,542)	(7,650)	(16,605)	(10,957)	(99,782)	—	(136,536)	(149,904)
Administrative expenses	(10,959)	(1,673)	(6,312)	(1,429)	—	(1,276)	—	—	(21,649)	(10,015)	(15,759)	(26,061)	(17,611)	4,401	—	(65,045)	(86,694)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	7,718	—	—	—	—	—	7,718	7,718
Unrealized loss on inventories	(3,343)	—	583	—	—	—	—	—	(2,760)	—	—	—	—	(196)	—	(196)	(2,956)
Net loss from retained interest in securitized receivables of Tarjeta Shopping	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,210)	—	(25,210)	(25,210)

Operating (loss) gain	(24,496)	(1,673)	(6,984)	43	—	4,842	—	—	(28,268)	39,969	40,493	94,789	7,085	(46,518)	1,367	137,185	108,917

Assets	454,430	197,686	201,940	43,258	5,634	15,974	—	197,967	1,116,889	484,714	1,077,981	1,774,593	234,907	178,636	657,726	4,408,557	5,525,446
Liabilities	24,392	12,444	1,920	552	—	6,393	—	372,784	418,485	283,432	340,436	974,843	205,899	214,717	128,560	2,147,887	2,566,372
Non current investments in other companies (1)	17,494	164,652	161	2,000	5,634	—	—	—	189,941	24,544	76,615	—	—	—	268,026	369,185	559,126
Increases and transfers of property and equipment and Intangible assets	9,043	116,874	19,987	792	2,261	10,979	—	2,927	162,863	202	17,806	126,429	3,803	—	—	148,240	311,103
Amortization and depreciation	3,357	51	1,045	419	—	233	—	584	5,689	6,639	11,046	41,477	9,497	3,865	—	72,524	78,213

(1)	Include equity method of Banco Hipotecario S.A., Banco Crédito and Securitización S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State, which as of March 31, 2010 was Ps. 12,632 including interest and legal counsel fees, as disclosed in “Other current liabilities – Payables to National Parks Administration”.

Finally, on April 30, 2010 LLR paid the amount claimed.

NOTE 8:	RESTRICTED ASSETS

A.	Agricultural Business

1.	Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, effective through November 11, 2010; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 2.0 million, effective through November 11, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 1.9 million, effective through November 11, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

2.	Investment in Cactus

As of the issuance date of these financial statements, exist a first degree security interest as security in favor of Cactus Feeders Inc. on the 3,294,667 shares acquired on June 30, 2009 by Agrology S.A. through Helmir S.A.. (See Note 9.A.4).

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBOR rate 6 months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, IRSA entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of March 31, 2010 Ps.
Edificio República	220,952
Plot of land Caballito	36,741
Plots of land Bariloche	21,900
Plot of land Zetol	13,443
Suipacha 652	11,049
Plot of land Vista al Muelle	7,570
Plots of land Caballito	6,754

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

d.	IRSA maintains a pledge over CYRSA’s shares

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., Zetol S.A.’s and Vista al Muelle S.A.’s minority shareholder pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement dated January 4, 2010 and March 30, 2010 as well as payment of any damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755. The Company also carries a mortgage loan granted by Banco Macro for the acquisition of the building designated as “Edificio República” (See Note 8.B.1.c to the Unaudited Consolidated Financial Statements).

g.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

2.	APSA

a.	The fixed assets account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL ll Inc..

b.	The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of March 31, 2010 amounted to Ps. 5,412. They are restricted availability credits until settlement in accordance with the respective prospectus.

c.	As of March 31, 2010 under other current receivables, APSA has deposits thar are restricted under due to different court attachments.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

d.	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2010 amounts to Ps. 36,741 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

e.	Other current investments account includes BONTE 2006 bonds for Ps. 34; which are deposited as rental guarantee.

f.	As of March 31, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

- To Standard Bank Argentina S.A., CP Al Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLII, XLIV, XLVII y LIV, (loan of Ps.17,415).

- To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,958).

- To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 4,411).

- To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX y LVI, (loan of Ps. 20,140).

g.	As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, was encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for US$ 4.5 million. On February 16, 2010 this amount was cancelled and the mortage was lifted. (Note 10.B.2.c).

h.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

i.	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

j.	As regards the barter commitment described in Note 10.B.2.d.), the delivery and title deed of Air Space Coto is compromised.

k.	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 413.

NOTE 9:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Name change of Agropecuaria Cervera S.A

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anonima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta’s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

2.	Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., IGSA and ANTA has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., (“Acres”) Aguaribay Agropecuaria S.A. (“Aguaribay”), Calden Agropecuaria S.A. (“Calden”), Itín Agropecuaria S.A. (“Itín”), Ñandubay Agropecuaria S.A. (“Ñandubay”), Ombú Agropecuaria S.A. (“Ombú”), Yatay Agropecuaria S.A. (“Yatay”) and Yuchán Agropecuaria S.A. (“Yuchan”) whose shareholders are: Agrology S.A. holding a 95.12% interest, IGSA and ANTA holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.1.. Thus, Cresud holds a 100% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

3.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A..

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through its affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

On March 19, 2010 and in connection with the option already exercised related to the Option Property, Cresca S.A. required from Carlos Casado S.A. that 3,614 hectares (out of which 1,807 hectares belonging to Agrology S.A.) be transferred to it. As agreed in the Option Agreement, Cresca S.A. will pay Carlos Casado S.A. US$ 350 per hectare or US$ 1.3 million as follows: US$ 0.3 million paid on March 23, 2010; US$ 0.5 million will be paid on December 1, 2010 and US$ 0.5 million, on March 1, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

4.	Investment in Cactus

On June 30, 2009, Agrology, by means of its affiliate Helmir S.A. executed with the company Cactus Feeders Inc. an agreement to purchase shares of the company Cactus Argentina S.A.

By means of this agreement, Helmir S.A. acquired 3,294,667 registered, non endorsable shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share of Cactus, representing 12% of the common stock of such company, at a price of US$ 1.2 million, which will be paid on June 30, 2010, plus interest at 4% p.a. (See Note 12.2.a to the basic financial statements).

The debt is secured by a promissory in favor of Cactus Feeders Inc. for US$ 1.2 million, falling due on June 30, 2010. Likewise, a first degree security interest in favor of Cactus Feeders Inc. on the 3,294,667 shares acquired to secure the established payment.

Afterwards, Cresud assigned a receivable for Ps. 2,245, it carried from Cactus, to Helmir S.A. Both Cresud and Helmir S.A. have decided to capitalize those receivables it carried from Cactus.

As on July 2, 2009, Cactus’s shareholders have capitalized their interests accordingly, Helmir S.A.’s interest in Cactus has not changed.

B.	Real Estate Business

1.	IRSA

a.	Creation of CYRSA – Horizons Project

In January 2007, IRSA acquired two plots of land adjacent to its own located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 millions, from which US$ 30.3 millions will be canceled with certain units of the bulding to be constructed. As security for compliance with, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed by signing preliminary sales contracts for 99% of the units to be marketed and received advances, which are disclosed in “Customer advances”.

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

- Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of March 31, 2010, the percentage of completion of the Horizons project was 78.74% considering the cost incurred in relation to the total estimated project costs.

b.	Acquisition of shares in Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, announced the subscription of 5,700,000 ordinary shares representative of approximately 10.4% Hersha’s common stock. Together REIG adquired an option for a five-year term over a further 5,700,000 additionally ordinary shares at a price of US$ 3.00 per share. The total price paid by REIG for such shares was US$ 14.3 million. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors.

In January 2010, through REIG, IRSA subscribed 4,789,917 shares of Hersha’s common stock at a price of US$ 3.00 per share and for a total purchase amount of US$ 14.4 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

In March 2010, IRSA through REIG, subscribed 3,864,000 shares of Hersha’s common stock at a price of US$ 4.25 per share and for a total purchase amount of US$ 16.4 million.

As of March 31, 2010, IRSA’s ownership interest in Hersha amounts to 11.06%. Besides, if the purchase option previously mentioned were exercised without any new shares being issued in favor of third parties, IRSA’s stake in Hersha would amount to 14.60%. Hersha’s shares are valuated at cost and the purchase option as its current value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition of Metropolitan 885 Third Ave. LLC (“Metropolitan”)

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercible until July 2011 to sell a 50% portion of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% of its equity interest. The price paid in this transaction was US$ 22.6 million.

During year 2009, Metropolitan had incurred losses that became negative their equity mainly from the allowance for impairment booked in connection with the metioned building. Consequently, IRSA’s share in Metropolitan’s losses exceeds its equity interest. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for an amount of US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Additionally, the put right was revalued accordingly and adjusted to its value at March 31, 2010, that amounts to US$ 12.2 million and is disclosed under Other receivables.

d.	Acquisition of shares in Banco Hipotecario S.A.

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 shares in Banco Hipotecario S.A. (BHSA) in exchange for Ps. 107.6 million of which 78.8 million were paid in July, 2009. The transaction was recognized by the “acquisition method” (see Note 2.j.2. to the basic financial statements). originating a gain of 133.0 million. As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in BHSA’s capital stock (without consideration treasury stock).

During the period, IRSA (through its subsidiaries) acquired the equivalent to 99,625,593 shares of BHSA for an amount of Ps. 117.4 million of which as of March 31, 2010, Ps. 105.2 million were paid. The transaction was recorded by application of the “acquisition method” (See Note 2.j.2. to the basic financial statements), the analysis of the current value of assets and liabilities acquired originating a gain of Ps. 62.9 million.

After the above mentioned purchases, as of March 31, 2010 IRSA has 27.98% of the shares of BHSA (without consideration treasury stock).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA acquired a 100% stake in Liveck S.A. (“Liveck”) (a company organized in the Oriental Republic of Uruguay). On June 30, 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

On June 11, 2009 Liveck acquired, a 90% interest over the shares of the companies Vista al Muelle S.A. (“Vista al Muelle”) and Zetol S.A (“Zetol”), both property owners in Uruguay’s Canelones Department.

The price of the purchase of all the shares in Zetol, of which 90% was acquired by Liveck and the remaining 10% of which was acquired by Banzey S.A. (Banzey), had been fixed at US$ 7.0 million, of which:

I)	US$ 2.0 million have already been paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

II)	The US$ 5.0 million balance is to be paid in 5 installments of US$ 1.0 million each and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA.

The balance outstanding on the price accrues an annual 3.5% compensatory interest rate calculated on the total outstanding amount and payable jointly and undividedly with each one of the price balance installments.

The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.8 million, of which:

I)	US$ 0.5 million have already been paid.

II)	US$ 0.3 million to be paid within a maximum two-year term counted as from the date of the purchase and sale agreement.

An annual 8% compensatory interest rate has been agreed on the outstanding amounts, to be paid jointly and undividedly with each one of the price balance installments.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers. As a consequence of the above-mentioned sale of a 50% stake to Cyrela Brazil Realty S.A., there has been a 50% reduction in the original amount of the surety bond.

On December 22, 2009, Vista al Muelle acquired plot of land for a total of US$ 1.9 million and the terms of payment were:

I)	US$ 0.1 million have already been paid.

II)	US$ 0.2 million will be paid within the 10 days immediately following the earlier of the date on which the municipal office of the Mayor of Canelones serves conclusive notice of the approval and coming into force of the so-called “Detailed Urban Plan (PUD)” or within a maximum term of 8 months as from the date of execution of the agreement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

III)	US$ 1.6 million to be paid by delivering Home Units and/or Retail Stores to be built and representative of a 12% portion of the 65.54% interest resulting from the sum of the prices of all the units appearing on the Price List for the launch to the market of the B Sector (with the parties having signed a boundary plan of said sector).

Pursuant to the stock purchase agreement for Vista al Muelle’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010 and March 31, 2010, Liveck has agreed to buy the shares held by Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Both parties have agreed that this purchase and sale is dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1st, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on September 13, 2010.

f.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

g.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, for acquiring, through a purchase option, the 29.55% interest in APSA and the held of nominal value of US$ 15.5 million of “APSA’s Convertible Note 2014”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. IRSA transferred US$ 6.0 million to Parque Arauco S.A., non refundables, as payment in exchange for the option, to be computed towards cancellation of the final price.

As of the date of issuance of these financial statements, the parties were carrying on the legal and commercial structure underlying the above transaction.

2.	APSA

a.	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, APSA reviewed the general and specific economic prospects for Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the conditions commanding on the market, during first quarter of fiscal year 2009, APSA decided to participate in a capital increase of Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

During the second quarter of fiscal year 2009, APSA provided financial assistance to Tarshop S.A. for Ps. 105,000, amount then accepted as irrevocable capital contributions. The capitalization of such irrevocable contributions and the subsequent capital increase was decided by Tarshop S.A.´s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in the mentioned Company stands at 98.5878%.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, thus consolidating what its 20% interest will be in the future as regards

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Tarshop S.A.’s capital stock in the event the previously mentioned Central Bank of Argentina approval is registered.

b.	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of US$ 26.8 million and APSA granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transactions.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, US$ 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of US$ 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the transaction, whereupon price adjustments considered in the agreement and compliance with other predecent conditions set in the contract will be taken into account.

c.	Merger between Shopping Alto Palermo S.A. (“SAPSA”), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

SAPSA’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 SAPSA merged into APSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

d.	Acquisition of shares of Arcos del Gourmet S.A.

During August 2007, APSA exercised an option for subscription of shares of Arcos del Gourmet S.A. (a company that holds a concession granted by ONABE).

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in Non-current investments – Advances for purchase of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remainder shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

e.	Acquisition of a commercial center’s going concern value

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction was being subject to certain conditions of precedent fulfillment. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an Advance for the purchase of fixed assets.

Once the definitive signature of the net assets transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owned will be cancelled.

On March 15, 2010, APSA e INCSA agreed to waive the conditions precedents and, consequently, the partial transfer of the goodwill started, upon which completion, a portion of the goodwill related to the shopping mall will be transferred and ownership of the portion of the real property related to the shopping mall will be surrendered. APSA and INCSA agreed to file with the Argentine Anti-Trust Board (CNDC) within the legal terms after such partial transfer. Likewise, the title deed will be granted once the use of the property has been obtained.

On April 12, 2010, the publication of legal notices announcing the partial transfer of the goodwill ended and as instructed by the notary public involved, no creditors appeared within the legal term to do so.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an Advance for purchase of fixed assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

f.	Merger between APSA and Shopping Alto Palermo S.A.:

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, APSA being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

g.	Purchase-Sale of Fibesa S.A. (Fibesa)’s shares:

On August 3, 2009, a share transfer agreement was executed by which APSA sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the Fibesa’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the Fibesa’s capital stock.

Due to the previously mentioned agreements, APSA owned 95% of that company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between APSA and Shopping Alto Palermo S.A., as mentioned in subsection f) of this note, APSA is the owner of 99.99996% of the Fibesa’s shares.

h.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the period-end. Additionally, the progress percentage of the work of the office building is at 95%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these unaudited financial statements.

i.	Purchase-Sale of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which was completely cancelled at March 31, 2010.

As a result of the previously mentioned agreement, APSA becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. owns the remaining 2.5%.

NOTE 10:	PURCHASE, SALES AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a. On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b. On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

c. On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009. The remainder balance will be paid without interests in 12 month from the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B.	Real Estate Business

1.	IRSA

a.	Acquisition of plots of land located Catalinas Norte area

IRSA executed a preliminary sales agreement for the acquisition of a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The price agreed was Ps. 95.0 million, of which: Ps. 19.0 million have already been paid and the outstanding balance shall be paid at the time of executing and delivering the corresponding title deed, scheduled during the present month of May.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 217 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

On September 25, 2007, the transfer deed of the property was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of March 31, 2010 this transaction is recorded as Non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 garage slots.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million and constituted certain guarantees in favor of APSA.

APSA also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future building: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in near “Shopping Alto Palermo S.A.”, a location considered to be strategic for APSA.

The transaction was executed for a total price of US$ 17.8 million, which were completely cancelled. Such plot of land is disclosed in “Non-current investments”- Undeveloped parcels of land.

d.	Barter with CYRSA S.A.

On September 24, 1997, APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slots and the rights to increase the height of the property to build a two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA that conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

e.	“Letter of Intent” Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009.

As of the date of issuance of these financial statements, the parties have postponed the deadlines of the letters of intent and agreed that, once authorized by Wal-Mart USA, the document will be signed by the parties.

Such documents refer to transferring the plot of land (the agreement of sale) to develop a shopping mall, regulation of the relationship between Wal-Mart USA supermarket and the future shopping mall (the “Coexistence Regulations) and the creation of easements to guarantee the use of parking slots by APSA, the supermarket communication with the future shopping mall and other committed agreed-upon by the parties in the agreement of sale and the Regulations.

f.	Agreement to sell the plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of sale without ownership by which the Company sells the property located in the District of Guaymallén, Province of Mendoza. The total agreed-upon price stands at US$ 0.3 million, of which US$ 0.2 was collected in account of the total agreed upon price and disclosed in the Customer advances. The unpaid balance will be settled upon executing the title deed scheduled for June 24, 2010. Such transaction was valued at net realizable value, generating an income for Ps. 826 during the period ended March 31, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of March 31, 2010 and 2009 and June 30, 2009, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 8,459, Ps 9,835 and Ps. 9,075 respectively.

As of March 31, 2010 and 2009 and June 30, 2009, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

NOTE 12:	MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, ANTA executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1st of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

On July 1st, 2009 the installment corresponding to 2008-2009 campaign was cancelled for Ps. 1,305.

Additionally, ANTA committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	NEGOTIABLE OBLIGATIONS PROGRAM

A.	Real Estate Business

1.	IRSA

a.	Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of March 31, 2010 and June 30, 2009 the notes are net of issuance cost amounting to Ps. 874 current and Ps. 5,175 non-current and Ps. 875 current and Ps. 5,831 non-current, respectively.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million.

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

- Issue currency: US dollars.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

- Due date: On May 2, 2006, the Meeting of Obliges decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. Since the conditions of the CN have not substantially modified, the postponement of the maturity term have not had an impact on these financial statements.

- Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

- Payment currency: US dollars or its equivalent in pesos.

Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2010, the holders of Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2,8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of March 31, 2010 Convertible Notes amounted to US$ 47.2 million.

b.	Issuance of notes – non convertibles

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of March 31, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 3.7 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of March 31, 2010, IRSA holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 33.2 million in nominal value. Additionally, Cresud holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

Under the Global Program for Issuance of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, in two series was completed.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

As of March 31, 2010 Emprendimiento Recoleta S.A. is the holder of Serie III notes for a net value of Ps. 12 million.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rates applied to the principal in US dollars, payable on a quarterly basis.

The APSA´s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

c.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year, Tarshop requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed USD 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary General Shareholders’ Meeting of Tarshop approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt (VCPs) up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 26, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR Privada, plus cap-margin of 400 basic points. Interest payment dates will be: May 27, August 25 and November 23, 2010. Principal will be repaid in 270 days from issuance that is to say, on November 23, 2010.

NOTE 14:	SIGNIFICANT EVENTS

A.	Agricultural Business

1.	Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan accrues interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR’s) representative of shares of common stock of Ps. 1 per share.

On July 30, 2009, Agrology S.A. made an offer to Inversiones Financieras del Sur S.A. to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40 translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Central Bank of Argentina credited US$344,050 and US$16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Central Bank of Argentina stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,245,663 as of March 31, 2010.

As from January 1st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1st, 2007, such limit was modified to 35%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Central Bank of Argentina that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of March 31, 2010 and 2009 the assistance to the Public Sector arises 19.4% and 24.8% from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares totaling 71.1 million. These are available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to StARS holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

The Ordinary General Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the Stock Appreciation Rights (StAR) coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

b.	Transactions pending solution by the Argentine Antitrust Commission (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the Antitrust Commission for a consultative opinion on whether IRSA had to notify that transaction or not. As of the date of issuance of these financial statements, the Antitrust Commission had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston (Della Paolera), on August 30, 2007 IRSA applied to the Antitrust Commission for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the Antitrust Commission stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

In May 2008 IRSA applied to the Antitrust Commission for a consultative opinion concerning the acquisition of Edificio República. In December 2009 IRSA was notified that its timely filed had been dismissed and in February 2010 IRSA has presented the required documentation notifying the operation.

At the date of issuance of these financial statements, the operation is pending of approval.

2.	APSA

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2010 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances for Ps. 18,653.

b)	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the Provisions account.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering this comment an additional term was formally requested to file the new project.

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied.

On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping Neuquén S.A. was notified about the registration of the project, so on April 8, 2010 the term of 90 running days to commence the shared works has started.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of mailing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and press those charges considered to be required in such sense, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real estate development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

c)	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop’s balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 357,546 during the period ended March 31, 2010 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 13,500, TDF Series “A” for Ps. 283,686 and CP Series “C” for Ps. 60,360 were issued.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, with exception of TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLIX and L, and TDF Series C of the Series XLVII, part of which Tarshop S.A. maintained in its portfolio. Cash reserves for losses in the amount of Ps. 5,412 have been made as credit protection for investors.

d)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At the end the amount of Ps. 9,769 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A..

e)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (LH), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price of US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added. In all cases, income tax withholdings should also be added. At March 31, 2010, the initial amount of US$ 1.20 million and the first installment falling due in march for US$ 0.077 million was paid.

NOTE 15:	SALES OF BUILDINGS

During the period of nine-months ended March 31, 2010 and the year ended June 30, 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 13,330 and 20,315 square meters, respectively, in exchange for a total of Ps. 149.7 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 105.8 million and Ps. 119.4 million, respectively.

NOTE 16:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(Continued)

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

- ordinary retirement in line with the applicable working regulations

- total or permanent disability or inability

- death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by Cresud and IRSA only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of March 31, 2010 Cresud and IRSA had made contributions to the Plan that amount Ps. 3,256.

NOTE 17:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 427,826, which treatment is being considered by the Board of Directors and the respective management.

NOTE 18:	SUBSEQUENT EVENTS

Real Estate Business

a)	Sale of Pereiraola

In April 2010, IRSA undersigned a preliminary sales agreement for the shares in Pereiraola S.A.C.I.F. y A.. for US$ 11.8 million, on which US$ 1.94 million have already been collected. The balance will be amortized in four half-yearly consecutive and equal installments of US$ 1.94 million each, with the first installment maturing six months from the actual share transfer estimated for June 2010 and a non-monetary consideration equivalent to US$ 2.1 million through the transfer in favor of IRSA of 6% of marketable lots or 39,601 square meters in the gated neighborhood that the purchaser has agreed to develop in the real estate owned by Pereiraola, whichever higher.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 18:	(Continued)

b)	Sale of plot

On April 14, 2010, APSA executed an agreement of sale upon occurrence of a condition precedent for the sale of plot 2 A, located in Rosario City, Province of Santa Fe. The transaction price was established at US$ 4.2 million, of which US$ 1.1 million was collected.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the nine-month periods

ended March 31, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of March 31, 2010 and 2009 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)	March 31, 2009 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8 a.)	4,158	7,620	11,079
Investments (Note 8 b.)	6,856	13,507	51,848
Trade accounts receivable, net (Note 8 c.)	56,585	42,990	30,782
Other receivables (Note 8 d.)	99,968	79,053	53,371
Inventories (Note 8 e.)	146,566	86,962	152,756

Total Current Assets	314,133	230,132	299,836

Non-Current Assets
Trade accounts receivable, net (Note 8 c.)	—	2,153	6,581
Other receivables (Note 8 d.)	30,911	30,725	84,500
Inventories (Note 8 e.)	125,847	74,757	71,840
Investments on equity investees (Note 8 b.)	1,762,590	1,463,153	1,206,608
Other investments (Note 8 b.)	78,418	69,358	65,537
Property and equipment, net (Schedule A)	290,165	274,928	272,578
Intangible assets, net (Schedule B)	1,147	1,373	817

Total Non-Current Assets	2,289,078	1,916,447	1,708,461

Total Assets	2,603,211	2,146,579	2,008,297

	March 31, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)	March 31, 2009 (Notes 1 and 2)
LIABILITIES
Current Liabilities
Trade accounts payable (Note 8 f.)	56,059	61,099	39,597
Short-term debt (Note 8 g.)	440,977	191,523	190,631
Salaries and social security payable (Note 8 h.)	13,777	5,217	4,128
Taxes payable (Note 8 i.)	7,757	5,682	14,576
Customer advances (Note 8 j.)	1,939	—	—
Other liabilities (Note 8 k.)	46,427	1,843	2,944

Total Current Liabilities	566,936	265,364	251,876

Non-Current Liabilities
Trade accounts payable (Note 8 f.)	—	—	6,179
Taxes payable (Note 8 i.)	69,676	68,045	81,633
Provisions (Schedule E)	1,791	286	117

Total Non-Current Liabilities	71,467	68,331	87,929

Total Liabilities	638,403	333,695	339,805

SHAREHOLDERS’ EQUITY	1,964,808	1,812,884	1,668,492

Total Liabilities and Shareholders’ Equity	2,603,211	2,146,579	2,008,297

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vicepresident I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Production income:
Crops	28,106	36,306
Beef cattle	13,458	9,867
Milk	17,621	15,693

Total production income	59,185	61,866

Cost of production (Schedule F.2)
Crops	(27,258)	(51,305)
Beef cattle	(15,261)	(10,872)
Milk	(14,185)	(13,962)

Total cost of production	(56,704)	(76,139)

Production gain (loss)	2,481	(14,273)

Sales
Crops	57,471	77,518
Beef cattle	21,141	9,174
Milk	16,366	14,714
Other	10,973	9,601

Total sales	105,951	111,007

Cost of sales (Schedule F.1)
Crops	(54,231)	(62,826)
Beef cattle	(20,060)	(8,116)
Milk	(16,366)	(14,733)
Other	(5,261)	(3,788)

Total cost of sales	(95,918)	(89,463)

Sales profit	10,033	21,544

Gross profit	12,514	7,271

Selling expenses (Schedule H)	(11,211)	(11,931)
Administrative expenses (Schedule H)	(27,284)	(18,981)
Unrealized loss on inventories-crops, raw materials and MAT	302	(3,876)
Unrealized gain (loss) on inventories-beef cattle (Schedules F.1 and F.2)	64,531	473

Operating loss	38,852	(27,044)

Financial results:
Generated by assets:
Exchange gains and discounts	3,647	64,927
Interest income	11,103	19,890
Gain on hedging operations	7,867	22,627
Financial results accrued of IRSA and APSA notes	6,421	3,263
Doubtful accounts (Schedule E)	(159)	(120)
Tax on bank accounts operations	(3,826)	(2,701)
Holding gain and transactions on securities	168	(2,469)

	25,221	105,417

Generated by liabilities:
Interest on short-term debts	(24,667)	(18,296)
Interest on Non-Convertible Notes	(2,522)	-
Exchange loss gain and discounts	(5,437)	(27,961)
Others	(1,825)	(1,210)

	(34,451)	(47,467)

Other income and expenses, net:
Gain on the sale of fixed assets	(6,166)	(10,489)
Shareholders’ Personal asset tax	35	115
Others	1,145	(51)

	(4,986)	(10,425)

Gain on equity investees (Note 8 l.)	181,881	22,567
Management fee (Note 5)	(20,446)	(493)

Net income before income tax	186,071	42,555

Income tax (Note 6)	(1,414)	(37,884)

Net income for the period	184,657	4,671

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vicepresident I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Retained earnings		Retained earnings	Translation differences	Total as of March 31, 2010	Total as of March 31, 2009
	Capital (Note 3)		Inflation adjustment		Paid— in capital (1)	Subtotal	Legal Reserve	Reserve for new developments
Items	Common stock	Treasury stock	Common stock	Treasury Stock
Balances at the beginning of the fiscal year	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884	1,762,338
Exercise of options (Note 15)	21	—	—	—	107	128	—	—	—	—	128	37
Purchase of treasury stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	(62,237)
Shareholders’ meeting held on 10.29.2009:
-Legal Reserve	—	—	—	—	—	—	6,231	—	(6,231)	—	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)	(20,000)
-Reserve for new developments	—	—	—	—	—	—	—	58,385	(58,385)	—	—	—
-Atribution of treasury stock	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—	—
Treasury stock dividends	—	—	—	—	—	—	—	—	—	—	—	476
Translation differences	—	—	—	—	—	—	—	—	—	27,139	27,139	(16,793)
Net income for the period	—	—	—	—	—	—	—	—	184,657	—	184,657	4,671

Balances as of March 31, 2010	496,559	5,001	164,561	1,657	879,325	1,547,103	23,023	143,928	186,934	63,820	1,964,808	—

Balances as of March 31, 2009	474,811	26,728	157,360	8,858	879,218	1,546,975	16,792	158,744	(55,289)	1,270	—	1,668,492

(1)	See notes 2.q. and 15.

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vicepresident I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statements of Cash Flow

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	15,991	519,852
Cash and cash equivalents at the end of the period	8,196	41,143

Net decrease in cash	(7,795)	(478,709)

Causes of changes in cash and cash equivalents
Operating activities
Net income for the period	184,657	4,671
Accrued interest during the period	5,354	(10,080)
Income tax	1,414	37,884
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(181,881)	(22,567)
Increase in allowances and provisions	(4,544)	(3,181)
Depreciations	4,334	3,978
Unrealized (gain) loss on Inventories	(64,833)	3,403
Financial results, net	(13,232)	(6,349)
Gain on the sale of fixed assets	(35)	(115)
Changes in operating assets and liabilities
Decrease (increase) in current investments	4,874	(24,024)
(Increase) decrease in trade accounts receivable	(12,399)	7,410
Decresae (increase) in other receivables	3,095	(20,170)
Increase in inventories	(44,305)	(54,465)
Increase in social security payable, taxes payable and advances from customers	12,233	6,391
Increase (decrease) in trade accounts payable	10,724	(2,654)
Dividends collected	18,344	1,980
Increase in other debts	13,998	2,038

Cash flows applied to operating activities	(62,202)	(75,850)

Investing activities
Increase in interest in equity method investees (except IRSA)	(107,158)	(82,694)
Increase in interest in IRSA	(5,736)	(148,884)
Increase in related companies loans	(38,723)	(12,423)
Acquisition and upgrading of fixed assets	(12,104)	(32,924)
Acquisition of IRSA’s and APSA’s Convertible Notes	—	(41,827)
Collections of receivables from sale of fixed assets	2,429	2,930
Sale of fixed assets	66	283
Addition of intangible assets	—	(860)
Incorporated cash by merger	1,161	—

Cash flows applied to investing activities	(160,065)	(316,399)

Financing activities
Exercise of warrants and options	128	37
Cash Dividends paid	(60,000)	(19,524)
Proceeds from short-term debts	228,048	82,959
Payments of short-term debts	(33,711)	(87,823)
Loans granted to controlled companies	30,585	—
Purchase of treasury stock	—	(62,109)
Issuance of Non-convertible Notes (Note 19)	49,422	-

Cash flows provided by (applied to) financing activities	214,472	(86,460)

Net decrease in cash and cash equivalents	(7,795)	(478,709)

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vicepresident I

Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statements of Cash Flow (Continued)

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	1,661	1,044
Increase in property and equipment through and increase in other debts	—	6,179
Purchase of treasury stock unpaid	—	128
(Increase) decrease in investments on equity investees by translation differences	(27,139)	16,793
Increase in investements on equity investees through a decrease in other receivables	6,593	97,471

Complementary information
Interest paid	21,826	15,908
Income tax paid	5,948	7,583

	March 31, 2010	March 31, 2009
Balances incorporated by merger (Note 13)
- Trade accounts receivable	1,632	—
- Other receivables	1,360	—
- Inventories	3,214	—
- Property and equipment	5,835	—
- Investments on equity investees	(10,777)	—
- Trade accounts payable	(408)	—
- Salaries and social security payable	(37)	—
- Taxes payable	(523)	—
- Provisions	(1,457)	—

Cash incorporated	1,161	—

Saúl Zang

Vicepresident I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

The financial statements corresponding to the nine-month periods ended March 31, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period. The Company’s results for the nine-month periods ended March 31, 2010 and 2009 do not necessarily reflect the proportion of the Company’s full-year results.

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for periods ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

The rate used for restatement of items until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.	Comparative Information

Amounts as of June 30, 2009 and as of March 31, 2009, which are disclosed in these financial statements for comparative purposes have been taken from the financial statements as of such dates. Certain figures in the previously mentioned financial statements have been reclassified to be presented comparatively with those of the current period.

These financial statements have been prepared giving effect to the spin-off – merger mentioned in Note 13; consequently, the stand-alone financial statements as of March 31, 2010 are not comparable with those issued as of June 30, 2009 and with the nine-month period ended March 31, 2009.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

NOTA 2:	POLÍTICAS CONTABLES DE MAYOR RELEVANCIA

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the date of the financial statements. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the inicial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US dollars and receivable.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized (loss) gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

g.	Other receivables and liabilities

Other current receivables (except VAT credit) have been valued at face value plus the financial results accrued at the closing of the corresponding period. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT credit has been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1)	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year end.

Include:

•	Dairy cattle

•	Breeding cows

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

3)	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Farming Products – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets
•	Silos raw materials

6)	The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of each period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

j.	Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

Interests in subsidiaries and affiliates as of March 31, 2010 are as follows:

Subsidiaries and affiliates	% Equity interest
IGSA (Note 12.2.d)	99.99
Agrology S.A. (Note 12.1.b)	97.00
ANTA (Note 12.2.c)	90.00
FyO.Com (1)	64.30
Cactus (Note 12.2.a)	36.00
Agro - Uranga S.A.	35.72
IRSA (Note 12.2.b)	50.49
BrasilAgro (Note 12.1.a)	23.23
FyO Trading	3.63
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	0.44
(1) It’s the owner of the 96.37% of the FyO Trading shares.

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21.

Considering the participation in Cactus acquired during the previous fiscal year, according to mentioned in Note 2.j.3, the Company is now analyzing the fair values of acquired assets and liabilities identifiable according to the provisions of Technical Resolution No. 21 caption 1.3.1.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

3.	Goodwill

- Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the investments on equity investees account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The goodwill related to acquiring an additional interest in Cactus, during the previous fiscal year, has been valued at cost, which was calculated as the difference between the value paid and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

- Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the basic financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the remaing useful life of identificable assets acquired subject to depreciation.

The useful lives of negative goodwils generated by IRSA acquisition was established between 20 to 30 years. The useful life for the negative goodwill generated by the acquisition of an interest in BrasilAgro was established at 5 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the investements on equity investees account (Schedule C)

k.	Other investments

- Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

l.	Property and Equipment

Property and equipment were valued at its acquistion cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Depreciations have been calculated by the straight-line method based on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of period/year-end.

m.	Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the statement of income. The value of these assets does not exceed their estimated recoverable value at the end of the period.

n.	Provisions

- Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

- Provision for contingencies and miscellaneous risks: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

At the date of issuance of these financial statements, the Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

The evolution of provisions related to the period / year are detailed in Schedule E.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

o.	Shareholders’ equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b..

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

q.	Paid-in capital

- Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

- Options issued: the value of options issued by the Company, which was determined as provided in Note 15, has been allocated to the account Paid-in Capital.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

r.	Conversion of financial statements of companies located abroad

1.	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

2.	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period-end or year-end. Assets and liabilities denominated in foreign currency prior-period end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees”.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

s.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the period to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the period-end, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets. The rest of income for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal period-end or year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax earned in the year and paid in previous years as a credit, because it considers that it may be computed as prepayment of income tax in future periods.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos Face value	Subscribed Pesos Face value	Paid-in Pesos Face value
Common stock as of June 30, 2007	309,576,220	309,576,220	309,576,220
Conversion of convertible notes in common stock - Fiscal Year 2008 (1)	5,343,374	5,343,374	5,343,374
Exercise of Warrants - Fiscal Year 2008 (1)	5,855,178	5,855,178	5,855,178
Capital Increase - Fiscal Year 2008 (Note 15)	180,000,000	180,000,000	180,000,000
Exercise of Options (Note 15) - Fiscal Year 2008	757,093	757,093	757,093
Exercise of Options (Note 15) - Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 15) - Fiscal Year 2010	20,817	20,817	20,817

Common and treasury stock as of March 31, 2010 (2)	501,559,427	501,559,427	501,559,427

(1)	Correspond to the issue of Convertible Notes for US$ 50 million and Warrants for 50 million, which due date was on November 14, 2007.
(2)	As of March 31, 2010, there were 5,000,754 proprietary treasury shares that were acquired during the previous fiscal year.

As of March 31, 2010, the capital authorized to be publicly offered is formed of 501,559,427 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2010 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / currency	Tons	Margins	Premium paid or (collected)	Premium at fair value		Gain (loss) for valuation at period— end at fair value
Futures
Purchase
Wheat	5,000	134	—	—		(149)
US$	—	—	—	—	(a)	(1,724)

Sell
Corn	8,700	234	—	—		272
Soybean	28,200	1,082	—	—		1,212
US$	—	—	—	—	(b)	4,944

Options
Purchase Call
Soybean	5,440	—	443	1		(442)
Corn	2,540	—	85	—		(85)

Sell Call
Soybean	9,400	140	(278)	(23)		255

Total	59,280	1,590	250	(22)		4,283

(a)	Corresponds to a future of purchase of US$ 25.9 million composed: (i) US$ 10.3 million and US$ 2.7 million in Standard Bank with mature date on 05/31/10 y 07/30/10 respectively; (ii) US$ 2 million and US$ 3 million in Banco Itaú with mature date on 04/30/10 y 05/31/10 respectively; (iii) US$ 3.5 million and US$ 4.4 million in Banco Santander Río with mature date on 04/30/10 y 06/30/10 respectively. Losses generated as of March 31, 2010 are included in Financial Results, net of the Statement of Income.
(b)	Corresponds to a future sell of US$ 25.9 million composed: (i) US$ 3.5 million, two of US$ 2.7 million and US$ 2.7 million in Standard Bank with mature date on 04/30/10, 05/31//10 and 07/30/10 respectively; (ii) US$ 2 million and US$ 7 million in Banco Itaú with mature date el 04/30/10 and 05/31/10 respectivamente; and (iii) US$ 1 million and US$ 4.3 million in Banco Santander Río with mature date on 05/31/10 and 06/30/10 respectively. Gain generated as of March 31, 2010 is included in Financial Results, net of the Statement of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of March 31, 2009 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Sell
Corn	11,600	299	—	—	165
Soybean	22,100	813	—	—	(871)
Wheat	2,100	54	—	—	(11)

Options
Purchase Call
Soybean	16,728	—	848	357	(491)
Wheat	10,880	—	841	574	(267)

Sell Call
Soybean	48,420	—	(1,337)	(1,099)	238
Wheat	10,880	—	(453)	(128)	325

Purchase Put
Corn	21,590	—	813	28	(785)
Soybean	44,880	—	2,510	712	(1,798)

Sell Put
Corn	6,350	—	(83)	(3)	80
Soybean	37,420	—	(1,147)	(266)	881

Total	232,948	1,166	1,992	175	(2,534)

Crops: As of March 31, 2010 and 2009 the Company recognized results of Ps. 858 (income) and Ps. 5,343 (income), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed a part of the statement in the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of March 31, 2010 and 2009 the Company charged to results Ps. 7,867 (income) and Ps. 22,617 (income), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Gain on hedging operations” in the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements, except the results from the investment in the subsidiary BrasilAgro.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2010 and 2009 include a charge in the Statements of Income by this concept for Ps. 20,466 and Ps. 493 respectively .

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax Assets and Liabilities, as of March 31, 2010 are detailed in the following table:

	Cumulative tax loss carryforwards	Investments	Fixed Assets	Inventories	Cash in foreign currency	Provisions	Total
Initial balance	261	—	(43,603)	(21,795)	(437)	302	(65,272)
Incorporated by merger	—	(8)	(95)	(929)	—	510	(522)
Gain (loss) recognized	13,313	8	207	(18,162)	457	2,763	(1,414)

Closing balance	13,574	—	(43,491)	(40,886)	20	3,575	(67,208)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

As of March 31, 2010, net liabilities at period-end as per the information included in the preceding table amount to Ps. 67,208.

The Company, in accordance with the provisions of the new accounting standards, has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of the closing of the current period is Ps. 86,165. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	4,211
2 years	4,130
3 years	4,087
Over 3 years	61,150
No term	12,587

Total	86,165

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2010	March 31, 2009
Net income before income tax	186,071	42,555
Tax rate	35%	35%

Net income at tax rate	65,125	14,894
Permanent differences at tax rate:
Restatement into constant currency	91	138
Donations	8	10
Results from equity investees companies	(66,011)	18,661
Shareholders’ personal asset tax	2,158	3,672
Miscellaneous permanent differences	43	509

Income tax expense	1,414	37,884

During this period the income tax rate was 35%.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Cumulative tax loss carryforwards recorded by the Company wich are pending of utilization at period-end amount to approximately Ps. 38,783 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2008	746	2013
2010	38,037	2015

Minimum presumed income tax credits booked by the Company, which were pending to use as of the period-end, amount to Ps. 29,013 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,871	2019
2010	5,399	2020

The following table shows the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2009:

	Cumulative tax loss carryforwards	Cash in foreign currency	Fixed Assets	Inventories	Accruals	Total
Initial balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)
(Loss) Gain recognized	(13,218)	(8,495)	144	(1,867)	(860)	(24,296)

Closing balance	261	(437)	(43,603)	(21,795)	302	(65,272)

As of June 30, 2009, net liabilities at year-end as per the information included in the preceding table amount to Ps. 65,272.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of March 31, 2010 and 2009 and June 30, 2009 with subsidiaries, related companies and related parties are as follows

As of March 31, 2010:

	Current Investments	Non— current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities	Total
Agrology S.A. (1)	—	—	142	—	—	—	142
Acres (1)	—	—	2,358	—	—	—	2,358
Agro – Uranga S.A. (2)	—	—	—	215	—	—	215
Aguaribay (1)	—	—	—	6,931	—	—	6,931
ANTA (1)	—	—	1,401	—	—	—	1,401
APSA (1)	594	9,363	3,360	1	—	—	13,318
BrasilAgro (2)	—	—	53	—	—	—	53
Cactus (2)	—	—	96	11	—	—	107
Caldén (1)	—	—	—	6,938	—	—	6,938
Consultores Asset Management S.A. (3)	—	—	—	—	—	(11,421)	(11,421)
Cresca S.A. (4)	—	—	39	—	—	—	39
Cyrsa S.A. (4)	—	—	—	—	(26)	—	(26)
Directors (3)	—	—	—	—	—	(158)	(158)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(693)	—	(693)
Fibesa S.A. (1)	—	—	33	—	—	—	33
Fundación IRSA (3)	—	—	—	—	—	(1,073)	(1,073)
FyO.Com (1)	—	—	10,476	24	—	—	10,500
Helmir S.A. (1)	—	—	23	—	—	—	23
IRSA (1)	1,821	69,034	3,468	—	—	(32,012)	42,311
Itín (1)	—	—	—	4,794	—	—	4,794
Ñandubay (1)	—	—	—	4,268	—	—	4,268
Ombu (1)	—	—	—	5,212	—	—	5,212
Credits to employees (3)	—	—	—	301	—	—	301
Tarshop S. A. (1)	—	—	628	—	—	—	628
Yatay (1)	—	—	—	6,234	—	—	6,234
Yuchán (1)	—	—	—	5,732	—	—	5,732

Total	2,415	78,397	22,077	40,661	(719)	(44,664)	98,167

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2009:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities	Total
Agrology S.A. (1)	—	—	46	142	—	—	188
Acres (1)	—	—	1,771	—	—	—	1,771
Agro – Uranga S.A. (2)	—	—	—	39	—	—	39
ANTA (1)	—	—	1,004	—	—	—	1,004
APSA (1)	208	8,133	—	243	(587)	—	7,997
BrasilAgro (2)	—	—	13	—	—	—	13
Cactus (2)	—	—	17	8,935	—	—	8,952
Consultores Asset Management S.A. (3)	—	—	58	3,821	—	—	3,879
Cyrsa S.A. (4)	—	—	—	—	(40)	—	(40)
Directors (3)	—	—	—	—	—	(227)	(227)
Dolphin Fund PLC (3)	—	—	—	27,471	—	—	27,471
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(245)	—	(245)
Fibesa S.A. (1)	—	—	1	—	—	—	1
Fundación IRSA (3)	—	—	—	—	—	(1,073)	(1,073)
FyO.Com (1)	—	—	6,446	24	—	—	6,470
Helmir S.A. (1)	—	—	23	—	—	—	23
IBOSA (1)	—	—	—	—	(323)	—	(323)
IGSA (1)	—	—	—	358	(494)	—	(136)
IRSA (1)	4,458	61,204	—	—	(6,661)	—	59,001
Credits to employees (3)	—	—	—	177	—	—	177
Shopping Alto Palermo (5)	—	—	—	—	(2)	—	(2)
Tarshop S. A. (1)	—	—	163	—	—	—	163

Total	4,666	69,337	9,542	41,210	(8,352)	(1,300)	115,103

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control
(5)	See Note 9.B.2.c to the consolidated financial statements

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of March 31, 2009:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Non-current Other receivables	Current Trade accounts payable	Current Other liabilities	Total
Agrology S.A. (1)	—	—	45	—	—	—	—	45
Acres (1)	—	—	1,485	—	—	—	—	1,485
Agro – Uranga S.A. (2)	—	—	—	1,300	—	—	—	1,300
ANTA (1)	—	—	700	—	38,804	—	—	39,504
APSA (1)	570	7,631	—	—	—	(708)	—	7,493
Cactus (2)	—	—	197	6,191	—	—	—	6,388
Consultores Asset Management S.A. (3)	—	—	—	9,062	—	—	—	9,062
Cyrsa S.A. (4)	—	—	—	—	—	(40)	—	(40)
Directors (3)	—	—	—	—	—	—	(167)	(167)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(524)	—	(524)
Fibesa S.A. (1)	—	—	1	—	—	—	—	1
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)	(1,073)
FyO.Com (1)	—	—	7,767	24	—	—	—	7,791
IBOSA (1)	—	—	—	—	—	(323)	—	(323)
IGSA (1)	—	—	—	—	9,135	(104)	—	9,031
IRSA (1)	1,747	57,885	—	—	—	(377)	—	59,255
Credits to employees (3)	—	—	—	126	—	—	—	126
Tarshop S. A. (1)	—	—	123	—	—	—	—	123

Total	2,317	65,516	10,318	16,703	47,939	(2,076)	(1,240)	139,477

(1)	Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended March 31, 2010 and 2009 are as follows:

As of March 31, 2010:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Other
Aguaribay (1)	—	—		—	97	—	—
ANTA (1)	—	—	—	—	—	—	(3,529)
APSA (1)	8,337	—	—	—	1,133	—	2,582
Cactus (2)	—	—	—	(1,199)	9	111	7
Caldén (1)	—	—	—	—	97	—	—
Consultores Asset Management S.A. (3)	—	—	(20,446)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	1,082	—
Directors (3)	—	(428)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(425)	—	—	—	—
FyO.Com (1)	—	—	—	—	249	—	(303)
IRSA (1)	6,813	—	—	—	7,130	—	(790)
Itín (1)	—	—	—	—	67	—	—
Ñandubay (1)	—	—	—	—	60	—	—
Ombú (1)	—	—	—	—	73	—	—
Credits to employees (3)	—	—	—	—	7	—	—
Tarshop S.A. (1)	350	—	—	—	—	—	—
Yatay (1)	—	—	—	—	87	—	—
Yuchán (1)	—	—	—	—	80	—	—

Total	15,500	(428)	(20,871)	(1,199)	9,089	1,193	(2,033)

As of March 31, 2009:
	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Other
Agrology S.A. (1)	—	—	—	—	10,127	—	—
Agro – Uranga S.A. (2)	—	—	—	—	—	—	271
ANTA (1)	—	—	—	—	3,007	—	117
APSA (1)	(462)	—	—	—	555	—	—
BrasilAgro (2)	—	—	—	—	—	408	—
Cactus (2)	—	—	—	(91)	620	127	287
Consultores Asset Management S.A. (3)	—	—	(493)	—	—	—	—
Directors (3)	—	(446)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(653)	—	—	—	—
FyO.Com (1)	—	—	—	—	—	—	(239)
IBOSA (1)	—	—	—	—	—	(39)	(382)
IGSA (1)	—	—	—	—	573	—	(253)
IRSA (1)	327	—	—	—	3,959	—	—
Credits to employees (3)	—	—	—	—	—	—	—
Tarshop S.A. (1)	105	—	—	—	—	—	—

Total	(30)	(446)	(1,146)	(91)	18,841	496	(199)

(1)	Subsidiaries
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of March 31, 2010 and 2009 and as of June 30, 2009 the principal items of the financial statements are as follow:

a. Cash and banks

The breakdown for this item is as follows:	March 31, 2010	June 30, 2009	March 31, 2009
Cash	113	154	117
Foreign currency (Schedule G)	63	46	12
Local currency checking account	2,113	1,760	7,655
Foreign currency checking account (Schedule G)	785	4,466	2,434
Local currency saving account	102	84	239
Foreign currency saving account (Schedule G)	689	180	473
Checks to be deposited	293	930	149

	4,158	7,620	11,079

b. Investments

The breakdown for this item is as follows:	March 31, 2010	June 30, 2009	March 31, 2009
Temporary investments
Temporary investments (Schedules C and G)	6,856	13,507	51,848

	6,856	13,507	51,848

Long term investments in other companies
Investments on equity investees (Note 12 and Schedule C)	1,762,590	1,463,153	1,206,608

	1,762,590	1,463,153	1,206,608

Other investments
Other investments (Schedules C and G)	78,418	69,358	65,537

	78,418	69,358	65,537

c. Trade accounts receivable, net

The breakdown for this item is as follows:	March 31, 2010	June 30, 2009	March 31, 2009
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	22,077	9,542	10,318
Accounts receivable in local currency	17,499	19,730	6,793
Accounts receivable in foreign currency (Schedule G)	10,027	7,251	6,883
Trade accounts receivable – real estate (Schedule G)	7,642	6,968	7,289
Less:
Allowance for doubtful accounts (Schedule E)	(660)	(501)	(501)

	56,585	42,990	30,782

Non-Current
Trade accounts receivable – real estate (Schedule G)	—	2,153	6,581

	—	2,153	6,581

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

d. Other receivables

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
VAT Credit	44,605	25,632	19,565
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	40,661	41,210	16,703
Operations to liquidate	4,945	-	-
Income tax credit and advances (net of provision)	4,762	7,356	9,785
Guarantee deposits (Note 4 and Schedule G)	1,590	1,489	1,166
Prepaid expenses	1,041	451	215
Gross sales tax and other tax credits	375	471	313
Prepaid leases	124	75	258
Premiums paid (Note 4 and Schedule G)	1	743	3,376
Tax on minimum presumed income advances and tax credit (net of provision)	—	867	—
Others	1,864	759	1,990

	99,968	79,053	53,371

Non-current
Tax on minimum presumed income	29,013	23,551	23,255
VAT credit and other tax credits	1,898	7,141	13,306
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	—	—	47,939
Prepaid leases	—	33	—

	30,911	30,725	84,500

e. Inventories

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Unharvested crops	71,447	5,160	84,219
Materials and others	23,535	18,548	19,233
Beef cattle	30,927	18,179	19,707
Crops	18,474	42,250	27,309
Seeds and fodder	2,183	2,825	2,288

	146,566	86,962	152,756

Non-Current
Beef cattle	125,847	74,757	71,840

	125,847	74,757	71,840

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f. Trade accounts payable

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Suppliers in foreign currency (Schedule G)	34,134	39,167	23,388
Provisions for inputs and other expenses (Schedule G)	15,420	11,951	12,355
Suppliers in local currency	4,331	377	889
Provision for harvest expenses	1,455	1,252	889
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	719	8,352	2,076

	56,059	61,099	39,597

Non-Current
Debt related to purchase of farms (Schedule G)	—	—	6,179

	—	—	6,179

g. Short-term debts

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Bank Loans (Schedule G)	385,972	187,741	187,669
Interests payable - Bank loans (Schedule G)	4,718	3,782	2,962
Non-convertible Notes Class II (Note 19 and Schedule G)	34,775	—	—
Non-convertible Notes Class I (Note 19)	15,500	—	—
Interest payable Non-convertible Notes (Note 19 and Schedule G)	258	—	—
Expenses of Non-convertible Notes issuance (Note 19)	(246)	—	—

	440,977	191,523	190,631

h. Salaries and social security payable

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Provisions for vacations and annual bonus	11,712	4,244	3,522
Social security payable	1,857	932	570
Health care payable	208	41	36

	13,777	5,217	4,128

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

i. Taxes payable

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Tax on shareholders’ personal assets	6,471	2,938	8,466
Tax on minimum presumed income, net (Note 2.u.)	780	2,207	5,230
Gross sale tax payable	391	269	45
Property tax payable	59	53	70
Taxes withheld for income tax	31	212	761
Others	25	3	4

	7,757	5,682	14,576

Non-Current
Deferred income tax (Note 6)	67,208	65,272	78,860
Moratorium- Tax on personal assets	2,468	2,773	2,773

	69,676	68,045	81,633

j. Customer advances

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Customer advances (Schedule G)	1,939	—	—

	1,939	—	—

k. Other liabilities

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009	March 31, 2009
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7 and Schedule G)	33,243	1,300	1,240
Management fee provision (Notes 5 and 7)	11,421	—	—
Premiums collected (Note 4 and Schedule G)	23	543	1,576
Debt for purchase of shares (Schedule G)	—	—	128
Others	1,740	—	—

	46,427	1,843	2,944

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

l. Gain on equity investees

The breakdown for this item is as follows:

	March 31, 2010 Gain/(loss)	March 30, 2009 Gain/(loss)

IRSA
- Result equity method	150,658	(48,938)
- Amortization of negative goodwill	35,274	14,745
- Gains for purchase of IRSA’s and APSA’s non-convertible notes	—	70,716
- Elimination of amortization of IRSA’s and APSA’s non- convertible notes issuance expenses (1)	179	(1,705)
- Accrued financial results of IRSA’s and APSA’s non-convertible notes (1)	(6,421)	(3,263)
- Elimination of exchange difference of IRSA’s and APSA’s non-convertible notes (1)	450	8,957
- Amortization of higher values	(11,263)	(4,472)
BrasilAgro
- Result equity method	645	233
- Amortization of negative goodwill	3,644	—
Cactus
- Result equity method	(2,483)	(1,969)
Agro-Uranga S.A.
- Result equity method	3,092	2,267
IGSA
- Result equity method	(44)	(1,087)
ANTA
- Result equity method	(1,436)	(1,506)
- Amortization of concession right	(524)	(524)
- Amortization of three plantations (wood)	(97)	(97)
FyO.Com
- Result equity method	(509)	(179)
Agrology S.A.
- Result equity method	10,967	(10,425)
- Amortization of pre-operative expenses	(227)	—
EAASA
- Result equity method	(24)	(186)

	181,881	22,567

(1)	Corresponds to the acquisition of IRSA’s and APSA’s non- convertible notes acquired during the fiscal year ended June 30, 2009 (Note 20).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:

Assets based on their estimated collection term

Based on their estimated collection term	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
4th quarter 2009/2008	—	—	1,747	—	—	28,497	—	—	19,326
1st quarter 2010/2009	—	4,458	570	—	38,398	2,285	—	41,891	2,926
2nd quarter 2010/2009	—	208	—	—	—	—	—	8,727	2,515
3rd quarter 2010/2009	—	—	—	—	—	—	—	11,819	11,643
4th quarter 2010/2009	594	—	—	53,838	4,592	4,472	67,957	3,045	—
1st quarter 2011/2010	1,821	—	—	2,747	2,153	2,109	3,186	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	15,788	—	—
3rd quarter 2011/2010	—	—	—	—	—	—	12,361	—	—
3rd quarter 2017/2016	69,034	61,204	57,885	—	—	—	—	—	—
4th quarter 2017/2016	9,363	8,133	7,631	—	—	—	—	—	—
With no stated current term	4,441	8,841	49,531	—	—	—	676	13,571	16,961
With no stated non-current term	21	21	21	—	—	—	30,911	30,725	84,500

Total	85,274	82,865	117,385	56,585	45,143	37,363	130,879	109,778	137,871

Assets classified according to their interest rate

Based on Interest rate that they accrue	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
At fixed interest rate	78,397	69,337	65,516	7,324	8,872	13,870	301	177	126
At variable interest rate	4,441	8,841	49,531	—	—	—	44,545	37,261	48,861
Non-interest bearing	2,436	4,687	2,338	49,261	36,271	23,493	86,033	72,340	88,884

Total	85,274	82,865	117,385	56,585	45,143	37,363	130,879	109,778	137,871

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

Liabilities based on their estimated payment term

Based on their estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
4th quarter 2009/2008	—	—	39.597	—	—	31.854	—	—	1.250	—	—	10.001
1st quarter 2010/2009	—	61,099	—	—	46,201	45,170	—	4,428	2,278	—	4,902	959
2nd quarter 2010/2009	—	—	—	—	69,211	—	—	789	600	—	628	959
2nd quarter 2010/2009	—	—	—	—	—	—	—	—	—	—	76	2,657
4th quarter 2010/2009	56,059	—	—	178,956	—	—	4,170	—	—	6,749	76	—
1st quarter 2011/2010	—	—	—	55,922	—	—	9,607	—	—	76	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	—	—	—	856	—	—
3rd quarter 2011/2010	—	—	—	—	—	—	—	—	—	76	—	—
With no stated current term	—	—	—	206,099	76,111	113,607	—	—	—	—	—	—
With no stated non-current term	—	—	6,179	—	—	—	—	—	—	69,676	68,045	81,633

Total	56,059	61,099	45,776	440,977	191,523	190,631	13,777	5,217	4,128	77,433	73,727	96,209

Based on their estimated payment term	Customer Advances			Other liabilities			Provisions
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
4th quarter 2009/2008	—	—	—	—	—	2.944	—	—	—
1st quarter 2010/2009	—	—	—	—	543	—	—	—	—
2nd quarter 2010/2009	—	—	—	—	1,300	—	—	—	—
2nd quarter 2010/2009	—	—	—	—	—	—	—	—	—
4th quarter 2010/2009	1,939	—	—	45,196	—	—	—	—	—
1st quarter 2011/2010	—	—	—	158	—	—	—	—	—
2nd quarter 2011/2010	—	—	—	1,073	—	—	—	—	—
3rd quarter 2011/2010	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	1,791	286	117

Total	1,939	—	—	46,427	1,843	2,944	1,791	286	117

Liabilities classified according to their interest rate

Based on Interest rate that they accrue	Trade accounts payable6			Short-term debts			Salaries and social security payable			Taxes payable
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
At fixed interest rate	—	6,350	6,222	375,753	190,597	189,430	—	—	—	—	—	—
At variable interest rate	—	—	—	60,248	—	—	—	—	—	—	—	—
Non-interest bearing	56,059	54,749	39,554	4,976	926	1,201	13,777	5,217	4,128	77,433	73,727	96,209

Total	56,059	61,099	45,776	440,977	191,523	190,631	13,777	5,217	4,128	77,433	73,727	96,209

Based on Interest rate that they accrue	Customer Advances			Other liabilities			Provisions
	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009	March 31, 2010	June 30, 2009	March 31, 2009
At fixed interest rate	—	—	—	31,024	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	1,939	—	—	15,403	1,843	2,944	1,791	286	117

Total	1,939	—	—	46,427	1,843	2,944	1,791	286	117

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, an agreement of purchase with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

b)	On July 24, 2008, IGSA and consequently the Company due to the merger process described in Note 13, executed a title deed conveying ownership for the sale of two plots of land belonging to the “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at US$ 0.4 million out of which US$ 0.3 million was collected. The balance of US$ 0.1 million will be collected in July 2010, plus interest equivalent to the LIBO rate plus 3%.

c)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

d)	On October 7, 2008, the Company executed a preliminary sale agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$ 0.5 million.

On April 7, 2009, the title deed was signed and the balance of US$ 0.2 million was collected.

e)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

f)	On December 17, 2009, the sale agreement for selling the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca was signed. The transaction was agreed upon at US$ 4.8 million, out of which US$ 0.5 million was collected and the balance will be collected on April 15, 2010. The title deed shall be effective if prior to April 15, 2010, the attachment in aid of execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (EXAGRIND S.A. –Estancia San Rafael vs./Tali Sumaj et al in re: Damages) is lifted (Notes 16 and 17).

On April 14, 2010, the parties agreed until May 17, 2010 to postpone the transfer deed and the respective collection of the remaining balance, subject to the definitive aid of execution above- mentioned.

NOTE 12:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

On March 24, 2006, Cresud entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of March 31, 2010, the Company has not registered any value for the holding of such options.

During the previous fiscal year, Cresud acquired 2,776,000 shares of BrasilAgro for Ps. 25,455. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 19.14%.

Over the current period, the Company acquired 2,385,400 additional shares from this company for the amount of US$ 15.2 million, thus the equity interest increased to 23.23% as of March 31, 2010 (Note 25).

As of March 31, 2010, the equity method of accounting was applied to preliminary figures because, at the time of issuance of these financial statements, BrasilAgro had not completed the process of issuing and approval of its financial statements.

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, has made over the present period, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which have been capitalized on January 19, 2010. After such date and until the closing of these financial statements, irrevocable contributions were made to Agrology S.A. for Ps. 2,314.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

2.	Cresud – Local

a)	Cactus

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country’s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

On June 30, 2009, Cresud executed a shareholders’ agreement with Cactus Feeders Inc. for the acquisition of its equity interest of 24% in Cactus and of 0.24% in EAASA. Based on such agreement, Cresud paid the amount of US$ 1.2 million for 12% in Cactus and 0.24% in EAASA. Consequently, Cresud’s equity interest in Cactus increased from 24% to 36% and from 0.24% to 0.48% in EAASA. Cactus’s remaining 12% was acquired by our subsidiary Helmir S.A., which will pay the amount of US$ 1.2 million on June 30, 2010 plus interest at 4% p.a.

On July 2, 2009, the Company assigned a receivable for Ps. 2,245 that it carried with Cactus to Helmir S.A., controlled by Agrology S.A.

Likewise, the Company has decided to capitalize the remaining receivable that it carried with Cactus.

As all Cactus’s shareholders have capitalized according to their equity interests, the Company’s interest in Cactus has remained unchanged.

b)	IRSA

During the previous fiscal year, we acquired 91,899,125 shares amounting to US$ 47.4 million, increasing our direct interest to 50.23% as of June 30, 2009 (Note 2.j.2).

During this period the Company acquired 1,471,180 shares amounting to US$ 1.5 million, increasing our direct interest to 50.49% (Schedule C).

c)	ANTA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that ANTA carried with it as of May 15, 2009 for Ps. 41,823 contributing 90% on its own behalf and 10% on behalf of IGSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

On June 30, 2009, the Extraordinary and Unanimous Shareholders’ Meeting of ANTA, unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43,158.

During the current period, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which have been capitalized on January 19, 2010. After such date and until the closing of these financial statements, irrevocable contributions to ANTA were made for Ps. 4,200, 90% on its own account and 10% on account of IGSA.

d)	IGSA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that IGSA carried with it as of May 15, 2009 for Ps. 13,612.

On June 30, 2009, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25,281.

On September 11, 2009, the Company and CAMSA executed an agreement for the purchase and transfer of shares for the only share that the latter carried in IGSA. Due to such transaction, as of September 30, 2009, the Company carried a 100% interest in IGSA’s capital stock.

After Company’s the spin-off – merger into IGSA, mentioned in Note 13, the capital stock decreased to Ps. 12,914. Afterwards, on December 31, 2009, a new share purchase and transfer agreement was executed between the Company and CAMSA for 1 share with a face value of Ps. 1. Consequently, from such date Cresud’s interest in IGSA stands at 99.99%.

During the current period, Cresud made irrevocable contributions to IGSA for Ps. 1,926, which have been capitalized on January 19, 2010. After such date and until the closing of these financial statements, irrevocable contributions were made to IGSA for Ps. 489.

NOTE 13:	SPIN-OFF OF INVERSIONES GANADERAS S.A. AND MERGER INTO CRESUD

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) has been notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Company	Number of shares of Inversiones Ganaderas S.A.
ANTA	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

NOTE 14:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 252,803 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 15:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During fiscal year 2008, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

During fiscal year 2009, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

During the current fiscal year, 20,817 shares entitled with the right to be converted into 59,479 warrants. Such transaction yielded US$ 33,308. As of March 31, 2010, there were 177,648,994 uncalled options. The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 16:	“EXAGRIND S.A. LAWSUIT – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES”

Because of the merge with IGSA, Note 13, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

NOTE 17:	RESTRICTED ASSETS

In accordance with Note 16 to the financial statements, on June 4, 2007 a pre-judgment attachment was seized on the “Tali Sumaj” land owned by the Company in substitution for a more burdensome measure that had been previously ordered.

NOTE 18:	REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR’s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively (Note 21).

On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Meeting of Shareholders on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each.

Such assignment was made as from November 23, 2009, at 0.5301792784 shares per share with a face value of Ps. 1 each and 0.5301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

NOTE 19:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Class I and Class II Series of Non-convertible notes up to a face value of

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

Ps. 50,000 under the Global Corporate Bond Issuance Program for a face value of up to US$ 50 million.

During the current period, the First Series of Corporate Bonds was subscribed and issued for Ps. 50,000 in two classes. Class I for Ps. 15,500 at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34,500 at a fixed rate of 7.2% falling due 365 after issuance date.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplement.

On December 10, 2009, payments of the first interest installment of Class I Corporate Bonds, for an amount standing at US$ 558 and Class II Corporate Bonds for US$ 159,201 were started.

On March 10, 2010, payments of the second interest installment of Class I Corporate Bonds, for an amount standing at Ps. 487 million and Class II Corporate Bonds for US$ 159,201 were started.

NOTE 20:	ACQUISITION OF IRSA’S AND APSA’S NEGOTIABLE OBLIGATIONS

During fiscal year ended June 30, 2009, the Company acquired US$ 33.1 million of face value of Notes related to the series issued by IRSA in February 2007 at an average listed price of US$ 0.47. The total amount paid stood at US$ 15.6 million.

Additionally, the Company acquired a face value of US$ 5 million in Note issued by APSA in May 2007 at a listed price of US$ 0.42. The total amount paid stood at US$ 2.1 million.

Both transactions yielded income for Ps. 73,875, recognized on fiscal year ended June 30, 2009.

NOTE 21:	MEETING OF SHAREHOLDERS

General and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved, among other matters, the following:

-	Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

-	The issuance of securities representing short-term debt (“VCP”) in the form of simple non-convertible notes, denominated in pesos, US dollars or any other currency with common, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 30 million;

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

NOTE 22:	COMPLIANCE WITH THE CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 23:	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, the Company’s Board of Director has approved the specific implementation plan to the application of IFRS.

NOTE 24:	FINANCIAL AND CAPITAL MARKET SITUATION

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity and credit. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration.

As soon as the largest economies in the world were intervening by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009 and 2010, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009 and during 2010, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As to the quotation of Banco Hipotecario’s shares, though it significantly appreciated in the past months, it does not reflect the entity’s equity and/or business conduct and neither is it representative of Banco Hipotecario’s current operational performance.

Amongst the factors considered by the Company to draw the conclusion outlined in the preceding paragraph are: (i) the factors that cause a decline in the quoted value and its historical performance (credit, interest rate, market, etc); (ii) the Company’s ability and intent to maintain the investment for a period long enough for the value to recover, (iii) how significant such decline in the quoted value may be to the Company and (iv) Banco Hipotecario’s business fundamentals. The assessment of a non-temporary decline is as both a qualitative and quantitative process, subject to several risks and uncertainties.

NOTE 25:	SUBSEQUENT EVENTS

After the closing of these financial statements, the Company reached an agreement with TARPON AGRO LLC (“Tarpon”), a company organized under the laws of the State of Delaware, USA, by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to the Company the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(b)	6,400,000 first issue warrants from BrasilAgro and 6,400,000 second issue warrants from BrasilAgro.

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days of implementing the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company to Tarpon will be BRL 131.4 million, payable within 180 days from the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

It should be noted that, irrespective of Tarpon bowing out from the BrasilAgro Project, the shareholders, Mr. Elie Horn and the representatives of the company Cape Town LLC, have stated their intention to remain at BrasilAgro jointly with the Company.

Cresud Sociedad Anónima, Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

					Depreciation						Net carrying Value as of March 31, 2010	Net carrying Value as of June 30, 2009	Net carrying Value as of March 31, 2009
Principal Account	Value at the the beginning of the fiscal year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period/ fiscal year	Rate %	Accumulated at the beginning of the fiscal year	Additions (3)	Decrease of the period/ fiscal year	Current period/ year (1)	Accumulated at the end of the period/ fiscal year
Real estate	199,253	2,763	—	202,016	—	—	—	—	28	28	201,988	199,253	178,211
Wire fences	9,145	1,158	—	10,303	3	1,067	627	—	245	1,939	8,364	8,078	5,078
Watering troughs	6,892	1,388	—	8,280	5	1,542	240	—	289	2,071	6,209	5,349	4,064
Alfalfa fields and meadows	7,121	1,230	—	8,351	12-25-50	3,145	384	—	4	3,533	4,818	3,976	2,919
Buildings and constructions	40,116	696	—	40,812	2	4,475	466	—	595	5,536	35,276	35,641	30,202
Machinery	12,029	606	2	12,633	10	8,705	174	1	445	9,323	3,310	3,324	3,487
Vehicles	3,471	407	217	3,661	20	1,726	40	192	384	1,958	1,703	1,745	828
Tools	264	8	—	272	10	165	—	—	11	176	96	99	78
Furniture and equipment	1,340	75	4	1,411	10	978	13	3	47	1,035	376	363	346
Feeder and drinking troughs	55	183	—	238	20	2	—	—	6	8	230	53	52
Corral and leading lanes	1,285	283	—	1,568	3	201	37	—	36	274	1,294	1,084	863
Roads	3,004	148	—	3,152	10	1,100	108	—	185	1,393	1,759	1,904	1,375
Facilities	16,994	213	5	17,202	10-20-33	8,868	145	2	1,845	10,856	6,346	8,126	6,977
Computer equipment	2,266	2	2	2,266	20	1,953	—	1	156	2,108	158	313	419
Silo plants	1,277	50	—	1,327	5	613	—	—	58	671	656	664	682
Constructions in progress	3,453	13,472	302	16,623	—	—	—	—	—	—	16,623	3,453	34,287
Advances to suppliers	1,503	—	544	959	—	—	—	—	—	—	959	1,503	2,710

Total as of March 31, 2010	309,468	22,682	1,076	331,074		34,540	2,234	199	4,334	40,909	290,165	—	—

Total as of June 30, 2009	266,358	54,713	11,603	309,468		29,782	—	627	5,385	34,540	—	274,928	—

Total as of March 31, 2009	266,358	40,748	1,102	306,004		29,782	—	334	3,978	33,426	—	—	272,578

(1)	Included in Schedule H.
(2)	It includes additions for Ps. 8,069 incorporated by merger with IGSA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

				Depreciation
Principal Account	Values at the beginning of the fiscal year	Additions and/or transfers	Value at the end of the period/fiscal year	Rate %	Accumulated at the beginning of the fiscal year	Amount (1)	Accumulated at the end of the period/fiscal year	Net carrying value as of March 31, 2010	Net carrying value as of June 30, 2009	Net carrying value as of March 31, 2009
Pre-operative Expenses (Bolivia)	842	—	842	20	84	126	210	632	758	817
Pre-operative Expenses (Paraguay)	671	—	671	20	56	100	156	515	615	—

Total as of March 31, 2010	1,513	—	1,513		140	226	366	1,147	—	—

Total as of June 30, 2009	—	1,513	1,513		—	140	140	—	1,373	—

Total as of March 31, 2009	—	860	860		—	43	43	—	—	817

(1)	Included in gain on equity investees in the Statements of Income

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital	Value as of March 31, 2010	Value as of June 30, 2009	Value as of March 31, 2009	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equity

CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	177,305		680	972	2,281
Deutsche Managed Euro Fund (€)	11,067		57	7,375	27,759
Deutsche Managed Dollar Fund (US$)	860,186		3,301	24	24
Dolphin Fund PLC (6)	—		—	—	19,042

Subtotal			4,038	8,371	49,106

Bonds and Notes (6)
Non-Convertible Notes IRSA (US$)-interests	469,653		1,821	4,458	1,747
Non- Convertible Notes APSA (US$)-interests	153,125		594	208	570
Global 2010 bonds	110,000		202	67	49	1.8326
Pro 1 bonds	157,647		1	1	1	0.0040
Mortgage bonds	200,785		200	402	375	0.9975

Subtotal			2,818	5,136	2,742

Total current investments			6,856	13,507	51,848

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	8,950	26,690
Shares	893,069	35.72	9,534	9,024	8,420
Higher value of property			11.179	11,179	11,179

			20,713	20,203	19,599

IGSA	12,913,660	99.99				Unlisted	Raising and grazing cattle	14,840	(44)	13,616
Shares			12.417	20,831	7,181

			12,417	20,831	7,181

Cactus Shares	16,618,772	36.00	11.776	7,524	5,634	Unlisted	Exploitation and administration of agriculture products and raising cattle	46,163	(6,896)	32,710

			11,776	7,524	5,634

FyO.com
Shares	636,140	64.30	2,063	2,645	2,226	Unlisted	Gives information about markets via internet, brokerage and intermediation on spot and future markets.	961	(787)	3.209

			2,063	2,645	2,226

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

							INFORMATION ON THE ISSUER
								Latest financial statements
Securities	Amount	% of the participation on the capital	Value as of March 31, 2010	Value as of June 30, 2009	Value as of March 31, 2009	Market Value	Principal activity	Capital	Income (loss) for the period	Shareholders’ Equity
ANTA						Unlisted	Agricultural and forestall	51,258	(1,596)	54,287
Shares	38,842,298	90.00	48,858	39,343	1,957
Concession rights			19,988	20,512	20,687

			68,846	59,855	22,644

Agrology S.A.						Unlisted	Investing	226,688	11,306	238,049
Shares	219,886,953	97.00	230,907	181,043	161,549

			230,907	181,043	161,549

FyO Trading						Unlisted	Brokerage	20	—	20
Shares	726	3.63	1	1	1

			1	1	1

EAASA
Shares	240,000	0.44	76	99	56		Meat packing industry	54,691	(8,244)	17,272

			76	99	56

IRSA						4.24
Shares	292,167,835	50.49	1,261,949	1,126,627	995,361		Real Estate	578,676	299,733	2,364,608
Higher values (2)			181,670	192,933	101,253

			1,443,619	1,319,560	1,096,614

BrasilAgro						(1) 8.80	Agricultural and Real Estate	875,381	2,358	1,292,763
Shares	13,568,700	23.23	300,250	220,709	171,107
Higher values (3)			6,887	6,887	6,887

			307,137	227,596	177,994

			2,097,555	1,839,357	1,493,498

BrasilAgro goodwill			6,965	3,841	3,841
BrasilAgro negative goodwill (4)			(16,140)	(19,163)	6,268
IRSA negative goodwill (5)			(334,024)	(369,116)	(17,183)
IRSA goodwill			6,268	6,268	(279,816)
Cactus goodwill			1,966	1,966	-

			(334,965)	(376,204)	(286,890)

Subtotal			1,762,590	1,463,153	1,206,608

Other Investments
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		69,034	61,204	57,885
Non-Convertible Notes APSA 2017 (US$)	5,000,000		9,363	8,133	7,631
Coprolan			21	21	21	Unlisted

Subtotal			78,418	69,358	65,537

Total non-current investments			1,841,008	1,532,511	1,272,145

(1)	In Brazilian Reais.
(2)	Consist of Ps. 11,771 higher value of inventory, Ps. 85,838 higher value of investments, Ps. 114,084 higher value of fixed assets, Ps. 29,867 higher value of intangible assets, Ps. (2,247) higher value of liabilities, Ps. 25,422 less value of loans, Ps. (105) higher value of customer advances, and Ps. (82,960) higher value of tax effect.
(3)	Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(4)	The change as regards the previous year corresponds to additions for Ps. 621 and amortization for Ps. 3,644.
(5)	The change as regards the previous year corresponds to addittions for Ps. 182 and amortization for Ps. 35,274.
(6)	Does not qualify as cash equivalents in the Statements of Cash Flows.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year		Increases	Decreases	Value as of March 31, 2010	Value as of June 30, 2009	Value as of March 31, 2009
Deducted from assets
Allowance for doubtful accounts	501		159	—	660	501	501

Included in liabilities
For pending lawsuits	286	(1)	1,505	—	1,791	286	117

Total as of March 31, 2010	787		1,664	—	2,451	—	—

Total as of June 30, 2009	464		359	(36)	—	787	—

Total as of March 31, 2009	464		190	(36)	—	—	618

(1)	Included in other income and expenses in the Statements of Income – Others. Also includes Ps. 1,457 incorporated by merger with IGSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	78,710	68,695	—	—	—	—	78,710	68,695
Crops	42,250	62,988	—	—	—	—	—	—	42,250	62,988
Seeds and fodder	705	591	—	—	—	—	—	—	705	591
Materials and others	—	—	579	536	—	18	932	659	1,511	1,213

	42,955	63,579	79,289	69,231	—	18	932	659	123,176	133,487

Unrealized gain (loss) on inventories- Beef cattle	—	—	63,408	611	—	—	—	—	63,408	611
Unrealized (loss) gain on inventories – Crops and raw materials	(1,394)	(11,200)	—	—	—	—	—	—	(1,394)	(11,200)
Production	27,525	35,975	13,458	9,867	16,567	14,843	—	—	57,550	60,685
Transfer of inventories to property and equipment	—	—	—	—	—	—	(1,167)	(704)	(1,167)	(704)
Transfer of inventories to expenses	(3,426)	(2,536)	(91)	(79)	(201)	(128)	(2,050)	(1,403)	(5,768)	(4,146)
Incorporated by merger with IGSA	—	—	3,171	—	—	—	8	—	3,179	—
Purchases	8,091	5,339	2,331	5,518	—	—	3,282	2,407	13,704	13,264
Operating expenses (Schedule H)	—	—	—	—	—	—	5,294	3,792	5,294	3,792
Inventories at the end of the period:
Beef cattle	—	—	(140,855)	(76,372)	—	—	—	—	(140,855)	(76,372)
Crops	(18,474)	(27,309)	—	—	—	—	—	—	(18,474)	(27,309)
Seeds and fodder	(1,046)	(1,022)	—	—	—	—	—	—	(1,046)	(1,022)
Materials and others	—	—	(651)	(660)	—	—	(1,038)	(963)	(1,689)	(1,623)

Cost of Sales	54,231	62,826	20,060	8,116	16,366	14,733	5,261	3,788	95,918	89,463

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the periods six-month beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	14,226	15,194	14,226	15,194
Unharvested crops and other unharvested	5,160	6,052	—	—	—	—	5,160	6,052
Seeds and fodder	—	—	1,694	1,934	426	680	2,120	2,614
Materials and others	15,925	16,686	686	398	426	145	17,037	17,229

	21,085	22,738	2,380	2,332	15,078	16,019	38,543	41,089

Unrealized loss on inventories – Beef cattle	—	—	—	—	1,123	(138)	1,123	(138)
Unrealized gain on inventories – Crops and raw materials	838	1,981	—	—	—	—	838	1,981
Production	—	—	581	331	1,054	850	1,635	1,181
Transfer of property and equipment	(494)	(340)	—	—	—	—	(494)	(340)
Transfer of inventories crops to expenses – Materials and others	(42,453)	(55,901)	(2,623)	(2,978)	(4,911)	(4,723)	(49,987)	(63,602)
Incorporated by merger of IGSA	—	—	35	—	—	—	35	—
Purchases / increase in Unharvested crops by consume	113,175	131,814	994	2,048	4,617	4,128	118,786	137,990
Operating expenses (Schedule H)	27,080	51,879	15,281	10,882	14,213	13,487	56,574	76,248
Inventories at the end of the period:
Beef cattle	—	—	—	—	(15,919)	(15,175)	(15,919)	(15,175)
Unharvested crops and other unharvested	(71,447)	(84,219)	—	—	—	—	(71,447)	(84,219)
Seeds and fodder	—	—	(536)	(1,091)	(601)	(175)	(1,137)	(1,266)
Materials and others	(20,526)	(16,647)	(851)	(652)	(469)	(311)	(21,846)	(17,610)

Cost of Production	27,258	51,305	15,261	10,872	14,185	13,962	56,704	76,139

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G

	March 31, 2010				June 30, 2009			March 31, 2009
Item	Type and amount of foreign		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSET
CASH AND BANKS:
Cash and banks in Dollars	US$	387	3.838	1,486	US$	1,236	4,642	US$	780	2,872
Cash and banks in Brazilian Reais	Rs	3	2.107	6	Rs	2	4	Rs	2	4
Cash and banks in Euros		€9	5.193	45		€9	46		€9	43
INVESTMENTS:
Mutual funds	US$	1,037	3.838	3,981	US$	266	998	US$	5,801	21,347
Mutual funds		€11	5.193	57		€1,400	7,375		€5,695	27,759
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) – Interest	US$	470	3.878	1,821	US$	1,174	4,458	US$	470	1,747
Non-Convertible Notes APSA 2017 (US$) – Interest	US$	153	3.878	594	US$	55	208	US$	153	570
TRADE ACCOUNTS RECEIVABLE:
Receivables	US$	2,613	3.838	10,027	US$	1,930	7,251	US$	1,870	6,883
Receivables – real state	US$	1,991	3.838	7,642	US$	1,855	6,968	US$	1,981	7,289
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	16	3.878	62	US$	—	—	—	—	—
OTHER RECEIVABLES:
Guarantee deposits	US$	414	3.838	1,590	US$	396	1,489	US$	317	1,166
Premiums paid	US$	0	3.838	1	US$	198	743	US$	917	3,376
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	10,343	3.878	40,109	US$	7,312	27,471	—	—	—
NON-CURRENT ASSETS
TRADE ACCOUNT RECEIVABLE
Secured by mortgages	US$	—	—	—	US$	573	2,153	US$	1,788	6,581
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017	US$	17,801	3.878	69,034	US$	16,119	61,204	US$	15,560	57,885
Non- Convertible Notes APSA 2017	US$	2,414	3.878	9,363	US$	2,142	8,133	US$	2,051	7,631

Total US$	US$	37,639		145,710	US$	33,256	125,718	US$	31,688	117,347

Total Rs	Rs	3		6	Rs	2	4	Rs	2	4

Total €		€20		102		€1,409	7,421		€5,704	27,802

Total Assets				145,818			133,143		—	145,153

US$: US Dollars

Rs: Brazilian Reais

€: Euros

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G (continued)

	March 31, 2009					June 30, 2009				March 31, 2009
Item	Type and amount of foreign Currency			Current Exchange rate	Amount in local currency	Type and amount of foreign Currency			Amount in local currency	Type and amount of foreign currency			Amount in local currency
CURRENT LIABILITY
TRADE ACCOUNT PAYABLE:
Suppliers	US$		8,802	3.878	34,134	US$		10,315	39,167	US$		6,287	23,388
Accrual for inputs and other expenses	US$		1,451	3.878	5,628	US$		33	127	US$		258	961
SHORT-TERM DEBTS:
Bank loans	US$		39,227	3.878	152,123	US$		18,300	69,485	US$		16,350	60,823
Accrued interest- Bank loans	US$		585	3.878	2,267	US$		166	629	US$		295	1,097
Non-convertible notes class II	US$		8,967	3,878	34.775		—	—	—		—	—	—
Accrued interest – Non-convertible notes	US$		37	3,878	144		—	—	—		—	—	—
CUSTOMER ADVANCES
Customer advances	US$		500	3,878	1.939		—	—	—		—	—	—
OTHER LIABILITIES :
Premium collected	US$		6	3.878	23	US$		143	543	US$		424	1,576
Debt for purchase of shares	US$		—	—	—		—	—	—	US$		34	128
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$		8,255	3.878	32,012		—	—	—		—	—	—
NON-CURRENT LIABILITIES
TRADE ACCOUNTS PAYABLE
Debt related to purchase of establishment		—	—	—	—		—	—	—	US$		1,661	6,179

TOTAL LIABILITIES	US$		67,830		263,045	US$		28,957	109,951	US$		25,309	94,152

US$: US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the nine-month periods beginning as from July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Operating Expenses
Items	Crops	Beef cattle	Milk	Others	Total	Selling Expenses	Administrative Expenses	Total as of March 31, 2010	Total as of March 31, 2009
Directors’ fees	—		—	—	—		651	651	726
Fees and payments for services	—	—	—	—	—	—	2,207	2,207	4,609
Salaries, annual bonus and social security	1,622	3,676	2,796	—	8,094	—	15,470	23,564	16,880
Taxes, rates and contributions	251	295	165	—	711	—	1,793	2,504	939
Gross sales taxes	—	—	—	—	—	2,418	—	2,418	1,947
Office and administrative expenses	—	—	—	—	—	—	4,266	4,266	2,480
Bank commissions and expenses	—	—	—	—	—	—	986	986	—
Depreciation of property and equipment	1,598	1,508	1,002	—	4,108	—	226	4,334	3,978
Vehicle and traveling expenses	243	443	99	—	785	—	803	1,588	893
Spare parts and repairs	639	1,856	946	—	3,441	—	48	3,489	2,191
Insurance	120	144	38	—	302	—	275	577	336
Benefits to Employees	109	269	198	—	576	—	558	1,134	1,032
Livestock expenses (1)	—	6,388	—	—	6,388	698	—	7,086	4,562
Dairy farm expenses (2)	—	—	8,412	—	8,412	86	—	8,498	9,164
Agricultural expenses (3)	21,509	—	—	5,294	26,803	8,009	—	34,812	59,400
Silo expenses	—	—	—	—	—	—	—	—	10
General expenses	987	702	557	—	2,246	—	—	2,246	1,691
Lease of machinery and equipment	—	—	—	—	—	—	—	—	66
Safety and hygiene expenses	2	—	—	—	2	—	1	3	—
Others	—	—	—	—	—	—	—	—	48

Total as of March 31, 2010	27,080	15,281	14,213	5,294	61,868	11,211	27,284	100,363	—

Total as of March 31, 2009	51,879	10,882	13,487	3,792	80,040	11,931	18,981	—	110,952

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of March 31, 2010:

	Other Receivables	Law No. 19,550 Section 33
		FyO.Com	Cactus	Agro – Uranga	APSA
		Other Receivables	Other Receivables	Other Receivables	Other Receivables
Current	425	24	11	215	1
Non-current	30,911	—	—	—	—

b.	Trade Accounts Receivable and other receivables to fall due as of March 31, 2010:

Maturity		Law No. 19,550 Section 33
		FyO.Com	Agrology S.A.	BrasilAgro S.A.	Fibesa S.A.	Tarshop S.A.	APSA	Cactus	IRSA	ANTA	Acres	Helmir	Cresca
	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
06/30/10	31,761	10,476	142	53	33	628	3,360	96	3,468	1,401	2,358	23	39
09/30/10	2,747	—	—	—	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

3.	(Continued)

Maturity		Law No. 19,550 Section 33
		Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
06-30-10	27,848	5,212	4,268	4,794	6,931	6,938	5,732	6,234
09-30-10	3,186	—	—	—	—	—	—	—
12-31-10	15,788	—	—	—	—	—	—	—
03-31-11	12,361	—	—	—	—	—	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of March 31, 2010.

b.	Debts without a due date as of March 31, 2010.

	Trade Accounts Payable	Short-term debt	Taxes Payable	Other debts	Allowances
Current	—	206,099	—	—	—
Non-current	—	—	69,676	—	1,791

c.	Debts to fall due as of March 31, 2010.

Maturity	Trade Accounts Payable	Law No. 19,550 Section 33	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Law No. 19,550 Section 33
		CYRSA					IRSA
		Trade Accounts Payable					Other Debts
06-30-10	56,033	26	178,956	4,170	6,749	13,184	32,012
09-30-10	—	—	55,922	9,607	76	158	—
12-31-10	—	—	—	—	856	1,073	—
03-31-11		—	—	—	76	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Sociedades Art. 33 Ley 19.550
		FyO.Com	Agrology S.A.	BrasilAgro S.A.	Fibesa S.A.	Tarshop S.A.	APSA	Cactus	IRSA	ANTA	Acres	Helmir	Cresca
	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
In Pesos	16,839	10,476	142	53	33	628	3,360	96	3,468	1,401	2,358	—	—
In Dollars	17,669	—	—	—	—	—	—	—	—	—	—	23	39

		Sociedades Art. 33 Ley 19.550
		FyO.Com	Cactus	APSA	Agro— Uranga	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable
In Pesos	88,928	24	11	1	215	—	—	—	—	—	—	—
In Dollars	1,591	—	—	—	—	5,212	4,268	4,794	6,931	6,938	5,732	6,234

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

		Sociedades Art. 33 Ley 19.550
		FyO.Com	Agrology S.A.	BrasilAgro S.A.	Fibesa S.A.	Tarshop S.A.	APSA	ANTA	Cactus	IRSA	Acres	Helmir	Cresca
	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
Outstanding balances accruing interests	7,324	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	27,184	10,476	142	53	33	628	3,360	1,401	96	3,468	2,358	23	39

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

5.	(Continued)

		Law No. 19,550 Section 33
		FyO.Com	Cactus	APSA	Agro- Uranga	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable
Outstanding balances accruing interests	5,246	—	—	—	—	5,146	4,214	4,733	6,843	6,850	5,659	6,155
Outstanding balances not accruing interests	85,273	24	11	1	215	66	54	61	88	88	73	79

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33					Law No. 19,550 Section 33
		CYRSA					IRSA
	Trade Accounts Payable	Trade Accounts Payable	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Other Debts	Previsiones
In Pesos	16,271	26	251,668	13,777	77,433	14,392	—	1,791
In Dollars	39,762	—	189,309	—	—	23	32,012	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33					Law No. 19,550 Section 33
		CYRSA					IRSA
	Trade Accounts Payable	Trade Accounts Payable	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Other Debts	Provisions
Outstanding balances accruing interests	—	—	436,001	—	—	—	31,024	—
Outstanding balances not accruing interests	56,033	26	4,976	13,777	77,433	14,415	988	1,791

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2010 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2010 there were advance payments to directors for Ps. 431, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

- Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

- Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	104,694	39,776
Vehicles	Third parties, theft, fire and civil liability	4,499	1,702

16.	CONTINGENCIES

As of March 31, 2010 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006
Current Assets	1,323,626	1,003,003	918,634	193,610	95,247
Non-current Assets	5,356,687	4,522,443	1,146,824	846,702	685,867

	6,680,313	5,525,446	2,065,458	1,040,312	781,114

Current Liabilities	1,751,452	1,078,212	272,020	161,926	66,129
Non-current Liabilities	1,386,374	1,488,160	45,536	68,831	161,297

	3,137,826	2,566,372	317,556	230,757	227,426

Minority Interest	1,577,679	1,290,582	1,238	495	320

Shareholders’ Equity	1,964,808	1,668,492	1,746,664	809,060	553,368

	6,680,313	5,525,446	2,065,458	1,040,312	781,114

Comparative Income Structure

	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006
Operating income	416,609	108,917	33,777	12,728	18,674
Financial and holding result	(91,645)	(25,469)	(27,328)	(8,837)	15,220
Other income and expenses and income on equity	161,165	(71,805)	16,936	37,189	10,124
Management agreement fees	(20,446)	(493)	(2,976)	(4,080)	(2,601)

Operating net income	465,683	11,150	20,409	37,000	41,417
Income tax (expense) benefit	(105,271)	(32,466)	7,561	(348)	(18,176)
Minority Interest	(175,755)	25,987	(344)	64	136

Net income	184,657	4,671	27,626	36,716	23,377

Production volume

	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006
Beef Cattle (in Kgs.)	2,060,565	4,303,565	2,548,680	5,467,570	2,347,510	7,036,158	2,912,046	8,112,493	3,226,444	7,758,548
Butyraceous (in Kgs.)	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149
Crops (in quintals) *	375,014	807,150	432,628	815,371	303,840	605,600	498,654	696,735	351,413	522,413

*	One quintals equals one hundred kilograms

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Sales volume

	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006
Beef Cattle (in Kgs.)	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907
Butyraceous (in Kgs.)	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149
Crops (in quintals) *	206,677	1,237,747	238,144	1,328,279	303,479	962,012	90,961	403,518	86,461	949,929

*	One quintals equals one hundred kilograms

Local Market

	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three-month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006
Beef Cattle (in Kgs.)	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907
Butyraceous (in Kgs.)	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048	110,820	397,149
Crops (in quintals)*	206,677	1,237,747	238,144	1,328,279	303,479	962,012	90,961	403,518	86,461	949,929

*	One quintals equals one hundred kilograms

Export (not applicable)

Ratios

	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007	As of March 31, 2006
Liquidity	0.76	0.93	3.377	1.196	1.440
Solvency	0.63	0.65	5.500	3.506	2.433
Non-current assets to assets	0.80	0.82	0.555	0.814	0.878
Return on Equity (1)	0.10	0.00	0.021	0.051	0.043

(1)	Result of the period divided average shareholder’s equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, May 12, 2010 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first nine months of Fiscal Year 2010 ended March 31, 2010.

Effective as from the second quarter of fiscal year 2009, Cresud presents its financial statements in consolidated form with those of IRSA Inversiones y Representaciones Sociedad Anónima, in which we held an equity interest of 57.38% as of March 31, 2010.

Cresud’s consolidated income statement for the period beginning July 1, 2009 and ended March 31, 2010 includes the results of IRSA Inversiones y Representaciones Sociedad Anónima for that same period. Cresud’s consolidated financial statements as of March 31, 2009, disclosed in the comparative tables include IRSA’s consolidated data only for the period beginning October 1, 2008 and ended March 31, 2009, thus affecting the comparability of the income statement.

Results for the first nine months of fiscal year 2010 showed a net income of Ps. 184.7 million compared to a net income of 4.7 million posted in the same period of the previous fiscal year. The increase in net income is mainly due to the higher income from our subsidiary IRSA.

Consolidated agribusiness sales for the period amounted to Ps. 159.4 million, 19.6% higher than those posted for the same period of the previous fiscal year. This rise was caused mainly by the 85.5% increase in sales of beef cattle and the 37.7% increase in sales in the Others segment compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps. 80.3 million in the period ended March 31, 2010, 27.5% higher than those recorded in the same period of the previous year. The rise is explained mainly by an increase of 34.1% in the crops segment and 27.5% in the beef cattle segment.

Consolidated sales in the real estate business were Ps. 964.1 million for the nine-month period ended March 31, 2010, whereas gross profit from the real estate segment stood at Ps. 605.2 million.

Gross profit during the first nine months of fiscal year 2010 amounted to Ps. 621.5 million compared to Ps. 366.0 million during the same period of the previous year. This increase was mainly due to the effect of considering the gross profit mentioned in the previous paragraph due to the consolidation of the results of the real estate business of our controlled company IRSA.

Operating results for the period ended March 31, 2010 showed a Ps. 416.6 million profit, composed of operating income of Ps. 384.0 million in IRSA’s segments for the first nine months of fiscal year 2010 and a Ps. 32.6 million income from Cresud’s agribusiness activities for the first nine months of fiscal year 2010, compared to the Ps. 28.3 million operating loss posted by Cresud in the same period of the previous fiscal year. This increase in results from the agribusiness activities is explained mainly by the higher results from agribusiness production, mainly due to the better weather conditions recorded in the 2009/10 season, to an improvement in the relationship between the prices of commodities and their related input costs and to better results in the beef cattle segment as a consequence of the increase in prices between both periods. As harvesting of our various crops concludes, we expect to recognize higher production revenues and results than those recorded in the previous season.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

I. Agribusiness Context

The 2008/2009 agricultural season in Argentina’s main production areas sustained one of the worst droughts in the past 70 years which adversely affected the agricultural and livestock industry and also had a negative bearing on the expectations for next season. Apart from this weather phenomenon, and mainly during the month of October, there were late frosts, strong winds and storms with hail, which worsened the referred scenario even more in certain areas. During the 2009/10 season there has been an improvement in rainfall which has favored the development of crops. According to the United States Department of Agriculture (USDA)’s May 2010 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2009/2010 season is expected to be higher than in the previous cycle though lower than in the 2007/2008 season, as this was the last period to exhibit normal weather conditions. This decrease is partly due to the reduction in the area sown with wheat and corn. According to the Ministry of Agriculture, Cattle Raising, Fishing and Food, the area sown with soybean will rise by 0.6% compared to the previous cycle, whereas the area sown with corn and wheat will decrease by 5.1% and 32.7%, correspondingly, with respect to the previous cycle. The USDA has estimated that Argentina’s wheat output for the 2009/2010 season will be 12.0 million tons; while in the 2008/09 season this output had been 10.1 million tons approximately. As regards corn, output for the previous cycle has been 15.0 million tons, whereas the USDA report for May estimated that in the 2009/2010 cycle Argentina’s output will be 21.0 million tons. As regards the USDA projections concerning soybean, Argentina’s output will be 50.0 million tons, that is 56.3% and 8.2% higher than the production posted in the 2008/09 and 2007/08 seasons, respectively.

As regards beef cattle, in line with the March report published by the Argentine Beef Promotion Institute (IPCVA), beef-cattle slaughtering activities, accumulated for fiscal year 2010, would have been approximately 10.1 million heads, with production at 2.1 million tons of meat. In addition, since July 2009 there has been an increase in the price of beef cattle, due to the contracted supply resulting from the drop in production levels and lower birth rates. As regards external sales, during the first quarter of 2010 exports amounted to 61.6 thousand tons considering all meat cuts, which stood for a 28.6% year-on-year decrease. In monetary terms, revenues from exports were US$ 312.0 million, 10.8% lower than in the same quarter of the previous year.

II. Summary of Operations

Crops

Crop sales for the first nine months of fiscal year 2010 totaled Ps. 83.5 million, compared to sales for Ps. 79.3 million in the previous period. The volume of crops sold was 123,775 tons at an average price per ton of Ps. 675.1 compared to the 132.828 tons sold at an average price of Ps. 597.2 in the same period of the previous fiscal year. The decrease in the tons sold is mainly due to the decrease in the levels of stock of crops at the beginning of fiscal year 2010. Production revenues totaled Ps. 49.3 million, 34.1% higher than the revenues obtained from production in the same period of fiscal year 2009. In turn, the result from production for the period ended March 31, 2010 was a Ps. 0.1 million loss, compared to the Ps. 15.4 million loss recorded in the same period in the previous fiscal year. The improvement in the result from production derived mainly from better weather conditions and an improvement in the relationship between the prices of commodities and their related input costs. As we conclude the harvesting of coarse grains, to which we allocated most of the hectares during the past quarter, we expect to recognize higher production income and results than those recorded in the previous season.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

The stock of crops as of the end of the period totaled 32,585 tons; 13,095 of which were corn, 3,936 were soybean, 4,998 were sunflower and 7,867 were wheat. The rest of the tons correspond to sorghum and other minor crops.

Gross results for the period ended March 31, 2010 posted a Ps. 6.1 million profit compared to a Ps. 0.1 million profit recorded in the same period of the previous fiscal year.

For the current season we have allocated 101,458 hectares to agriculture, 42,996 of which are leased from third parties and 10,832 are operated under concession. Compared to the previous fiscal year, we have decreased the number of total hectares allocated to agriculture by 9,864, which stands for an 8.9% drop, mainly due to the 27.7% decrease in the hectares leased from third parties.

During the season we allocated 50,187 hectares to soybean production and 31,931 hectares to corn production. As of the date of this earnings release, approximately 50% and 19% of the harvest of these respective crops had been completed. This implies that a large portion of the harvest and its related income were still pending recognition as of March 31, 2010.

Beef Cattle

As of March 31, 2010, the Company’s beef cattle stock, including breeding and fattening holdings, was 86,476 heads, with a total of 130,758 hectares allocated to beef cattle activities.

Due to the increase in prices during the first nine months of fiscal year 2010, which rose by 68% for our beef cattle mix, we obtained holding results for Ps. 64.5 million.

Beef cattle sales rose compared to the previous fiscal year, from Ps. 11.4 million as of March 31, 2009 to Ps. 21.1 million as of March 31, 2010. During the first nine months of fiscal year 2010, sales totaled 5,526 tons, whereas the tons sold in the same period of fiscal year 2009 had been 3,950. The increase in sales was mainly explained by the sale of the beef cattle stock in the “Rucalen” farm due to the expiration of the lease agreement.

Beef-cattle production was 4,304 tons, meaning a 21.9% reduction compared to the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall during 2009, a circumstance that resulted in lower fattening and birth rates and higher death rates during this season.

All these circumstances led to a gross loss of Ps. 0.7 million in the beef cattle segment for the first nine months of fiscal year 2010, compared to a Ps. 0.5 million loss in the same period of the previous fiscal year.

Milk

Milk production increased by 2.6% in the period, from 15.7 million liters as of March 31, 2009 to 16.1 million as of March 31, 2010.

During the first nine months of fiscal year 2010, sales totaled Ps. 16.4 million, 11.2% higher than for the first nine months of fiscal year 2009. The increase in sales is attributable to the increase in the average price of the liter of milk and the increase in production. The efficiency in the daily output per cow was slightly higher than the figure posted in the same period of the previous fiscal year.

Gross income was Ps. 3.4 million, compared to the Ps. 1.7 million loss posted for the first nine months of fiscal year 2009.

In the first nine months of fiscal year 2010, the stock of dairy cattle amounted to 9,026 head over 4,637 hectares allocated to milk production, whereas for the same period of the previous fiscal year we had 8,351 cattle head over 4,106 hectares. On average, there were 3,213 cows in milking per day, 1.8% lower than in the same period of the previous fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, equipped with state-of-the-art technology.

III. IRSA Inversiones y Representaciones S.A.

In the first nine months of fiscal year 2010, Cresud acquired 10,024,690 shares in IRSA. As a consequence of this acquisition, our equity interest as of March 31, 2010 was 57.38%.

Starting in the second quarter of fiscal 2009, Cresud presents its financial statements consolidated with those of IRSA Inversiones y Representaciones S.A. The following information has been taken from the financial statement of our controlled company IRSA Inversiones y Representaciones S.A. as of March 31, 2010:

III a. Offices and Other Rental Properties

During the last months of calendar year 2009, there was an upward trend in the office leasing market in the City of Buenos Aires. This market, in which IRSA holds a major position, has shown a slow decrease in lease prices along with an increase in vacancy levels since the end of 2008, mainly as a result of two factors: on one hand, supply rose in 2009, increasing the stock of leasable square meters in the downtown area of Buenos Aires and the northern region of Greater Buenos Aires, and on the other, demand was affected by the 2009 international economic crisis. By year end, the market started to show slight signs of recovery, resulting in vacancy levels of 5.8% and average prices of US$ 29.2 per square meter for the A+ building segment, according to Colliers International’s “Annual Real Estate Report. Buenos Aires, 2009/2010”.

	Offices and Other Non-Shopping Center Rental Properties
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%

Results (in Millions of Ps.)	Revenues	37.9	37.6	0.8%	116.9	108.4	7.8%
	Operating income	19.7	18.9	4.4%	58.7	56.0	4.9%
	Depreciation and Amortization	6.1	3.7	63.8%	18.2	18.6	-2.6%
	EBITDA	25.8	22.6	14.2%	76.9	74.6	3.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09

Office Portfolio	Leasable Area[1] (sqm)	141,724	142,964	152,270	156,000	156,938	161,502
	Occupancy[2] (GLA)	90.9%	89.6%	90.7%	91.2%	94.1%	92.8%
	Monthly Revenues[3] (Ps./sqm leased)	93.3	91.4	95.0	93.0	87.3	78.4

▶	The growth in revenues and EBITDA lessened as a result of the smaller amount of leasable properties resulting from sales of non-strategic assets made in fiscal year 2010.

▶	During the third quarter of fiscal year 2010 IRSA continued to improve its portfolio mix by selling non-strategic office properties at attractive prices. 1,240 square meters of leasable office space have been disposed of in Edificio Av. Libertador 498 for US$ 4.3 million.

▶	During the second quarter of fiscal year 2010, IRSA agreed to purchase a plot of land of 3,650 square meters in CATALINAS NORTE, a premium office district in the City of Buenos Aires, which may be used to develop an A+ office building.

[1]	At period end
[2]	At period end
[3]	Considering contracts in effect, occupancy and leasable meters at the closing of each period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Below is information relating to our office properties as of March 31, 2010.

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area sqm	Occupancy rate Mar— 09	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value Ps./000 (5)
						2010	2009	2008
Offices
Edificio República	28/04/08	19,884	80%	100%	1,700	15,718	11,972	N/A	220,952
Torre Bankboston	27/08/07	14,873	100%	100%	1,667	16,486	14,227	9,005	155,871
Bouchard 551	15/03/07	23,378	100%	100%	1,950	16,788	14,742	11,496	151,152
Intercontinental Plaza	18/11/97	22,535	100%	100%	1,914	16,210	12,003	8,808	83,411
Dique IV, Juana Manso 295 (10)	02/12/97	11,298	92%	100%	1,196	10,404	—	—	65,194
Bouchard 710	01/06/05	15,014	72%	100%	1,101	10,781	12,666	9,324	65,517
Maipú 1300	28/09/95	10,280	95%	100%	959	8,510	7,025	6,023	38,633
Libertador 498	20/12/95	3,714	100%	100%	464	5,567	7,234	6,173	14,799
Costeros Dique IV	29/08/01	5,437	86%	100%	436	3,852	3,841	3,325	19,258
Edificios Costeros	20/03/97	—	N/A	100%	—	1,384	3,218	2,888	—
Suipacha 652/64	22/11/91	11,453	95%	100%	535	3,579	2,713	1,805	11,049
Dock Del Plata	15/11/06	809		100%	—	1,353	4,986	5,295	3,167
Madero 1020	21/12/95	101	100%	100%	3	23	25	73	223
Laminar Plaza	25/03/99	—	N/A	100%	—	198	4,882	4,034	—
Reconquista 823/41	12/11/93	—	N/A	100%	—	44	1,898	1,679	—
Other Offices (6)	N/A	2,948	66%	N/A	89	1,507	925	1,017	7,667

Subtotal Offices		141,724	91%	N/A	12,014	112,404	102,357	70,945	836,893

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	191	138	3,442
Museo Renault	12/06/07	1,275	100%	100%	30	267	267	114	4,808
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	86	757	455	455	12,496
Thames	11/01/97	33,191	—	100%	—	175	714	623	3,898
Other Properties (8)	N/A	2,072	100%	N/A	6	70	2,225	213	5,719

Subtotal Other Properties		96,950	65%	N/A	122	1,270	3,852	1,543	30,363

Management Fees (11)		N/A	N/A	N/A		3,200	2,218	1,004	N/A

TOTAL OFFICES AND OTHER LEASE PROPERTIES (9)		238,674	81%	N/A	12,136	116,874	108,427	73,492	867,256

Notes:

(1)	Total leasable area for each property as of 03/31/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area as of 03/31/10.
(3)	Agreements in force as of 03/31/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Abril Stores (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold).
(9)	Corresponds to the “Offices and Other Non-Shopping Center Rental Properties” business segment mentioned in Note 4 to the unaudited Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

III b. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

After an atypical start to 2009 characterized by a smaller inflow of foreign tourists due to the international crisis and the H1N1 virus outbreak (which had affected the pace in the growth of sales during the third and fourth quarters of fiscal year 2009) the shopping center industry experienced a significant rebound during the first nine months of fiscal year 2010. Sales in the summer months grew notably as a result of the recovery in domestic consumption and an inflow of tourists, mainly from Brazil and Chile.

Prospects in this segment for the rest of 2010 are promising, in line with an upsurge in consumption and economic activities.

The following information relates to data extracted from the financial statements of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which IRSA has a 63.35% interest as of March 31, 20104 .

[4]	IRSA holds an option to purchase the equity interest and Convertible notes held by Parque Arauco.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

		Shopping Centers
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	122.8	88.3	39.0%	375.0	283.6	32.2%
	Operating income	59.6	43.8	36.2%	198.9	146.4	35.9%
	Depreciation and Amortization	27.8	21.6	29.1%	84.5	62.4	35.4%
	EBITDA	87.5	65.3	33.9%	283.4	208.8	35.7%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Shopping Centers	Leasable area (sqm)	286,286	289,410	286,581	287,542	276,256	276,249
	Tenants’ sales (Ps. Million, 12-month cumulative)	5,229	4,807	4,400	4,194	4,055	4,039
	Tenants’ sales in the same Shopping Centers (Ps. Million, 12-month cumulative)	4,592	4,340	4,141	4,095	4,055	4,039
	Occupancy (GLA)	98.0%	98.0%	97.9%	98.5%	98.9%	98.4%

▶	Cumulative tenants’ sales for the nine months of fiscal year 2010 totaled Ps. 4,068.3 million, a 34.4% increase compared to the same period of the previous year.

▶	During the three months ended March 31, 2010, shopping center tenants’ sales reached Ps. 1,253.4 million (a 51% increase compared to the same period of the previous year). In the same shopping centers, such sales amounted to a cumulative figure of Ps. 1,083.6 million, compared to the same quarter of the previous year (an increase of 30%).

▶	Sales for January, February and March 2010 increased 46%, 52% and 54%, respectively, as compared to the same months of 2009. In terms of shopping centers, such sales increased 25%, 32% and 33%, respectively, for each of such periods compared to the same shopping centers for the same periods of 2009.

▶	The EBITDA/Sales margin for the nine-month period has remained at 75%.

Shopping Centers

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of March 31 $/000 (4)			Book Value ($ 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	70,881	61,681	50,233	140,366
Abasto Shopping (7)	07/94	37,603	100.0%	99.6%	65,384	58,460	51,642	165,640
Alto Avellaneda	11/97	36,579	100.0%	95.7%	42,552	34,582	28,625	75,855
Paseo Alcorta	06/97	14,390	100.0%	98.4%	31,584	29,412	27,159	71,192
Patio Bullrich	10/98	11,736	100.0%	100.0%	27,160	23,450	21,135	91,597
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	9,986	7,786	6,685	21,985
Buenos Aires Design	11/97	13,786	53.7%	99.6%	10,951	9,803	8,921	9,434
Alto Rosario Shopping (7)	11/04	28,650	100.0%	97.1%	22,055	17,170	14,470	77,744
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.3%	18,916	19,147	17,557	81,300
Fibesa and Others (8)	—	N/A	100.0%	N/A	18,102	13,769	17,799	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	12,332
D (10)	05/09	49,750	80.0%	100.0%	47,928		—	585,438
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.0%	9,473	8,331	7,817	66,636

TOTAL SHOPPING CENTERS		286.286	N/A	98.0%	374.972	283,591	252,043	1,399,519

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leasable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 4 to the Consolidated Financial Statements; includes revenues from “Credit Card” (Tarshop).-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Development of new commercial area in Palermo. This project, currently in development, is expected to begin in the next months. The project includes, in principle, the development of retail stores, including green areas and a restaurant hub, over a total buildable area of approximately 24,000 square meters.

“Soleil Factory” Shopping Center. The process for transferring this shopping center’s goodwill has already started. Upon its completion, possession of part of the building will be delivered. IRSA expects the transaction to be completed in the next months in order for APSA to be able to include this new shopping center into its portfolio.

Alto Palermo’s Purchase Option. On January 14, 2010 IRSA announced the acquisition of an option to purchase the entire direct and indirect equity interest held by Parque Arauco S.A. in Alto Palermo S.A., which totals 29.6% of the current shareholding interest and Parque Arauco’s holding of US$ 15,5 million face value of APSA 2014 Convertible Bonds. IRSA paid 6 million dollars for the option, which has been considered an advance payment of the final amount, fixed by both parties at US$ 126 million. The option may be exercised until August 31, 2010, extendable to November 30 of this year.

The company believes that once the transaction is consummated, not only it will be an excellent business opportunity, but it will also result in the consolidation of IRSA’s position in the Argentine shopping center market, placing IRSA at the forefront of this industry.

Consumer Finance Segment – Tarshop S.A. Subsidiary

	Consumer Finance
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	70.3	52.1	34.8%	182.0	175.7	3.6%
	Operating result	14.0	-9.4	—	32.3	-120.2	—
	Depreciation and Amortization	2.1	1.5	38.5%	5.0	4.3	16.7%
	EBITDA	16.1	-7.9	—	37.3	-115.9	—

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Consumer Finance	Loan Origination (Millions of Ps.)	278.9	293.2	257.8	245.3	219.6	236.4
	Credit Portfolio (Millions of Ps.)	531.0	529.7	530.2	580.2	624.7	723.2
	3 to 6 Months’ delinquency (portfolio %)	3.6%	3.9%	4.2%	6.3%	7.8%	9.4%

▶	Consolidation of the recovery of Tarshop S.A.’s operations as a result of the actions taken by management, improved capitalization and stabilization in the local financial markets.

▶	On December 29, 2009, APSA executed a stock purchase agreement with Banco Hipotecario S.A. whereby Banco Hipotecario agreed to acquire 80% of Tarshop S.A.’s interest held by APSA for US$ 26.8 million. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

III c. Sales and Developments

With respect to the demand of residential properties in the Argentinean real estate market throughout the calendar year 2009, there was a slowdown both in demand and supply. However, such deceleration did not significantly impact prices, as in other countries, since many individuals perceive real estate investments in Argentina as a high quality alternative to preserve their wealth. In addition, the low level of housing financing in Argentina, compared to other countries, has helped sustain the value of residential properties.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

	Sales and Developments
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	17.7	73.4	-75.9%	155.1	137.1	13.2%
	Operating income	1.8	34.9	-94.7%	94.8	45.2	109.8%
	Depreciaciones y Amortizaciones	0.1	0.3	-65.8%	0.3	0.6	-46.8%
	EBITDA	1.9	35.2	-94.5%	95.1	45.7	107.9%

▶	The lower level of revenues and results in the third quarter of fiscal year 2010, compared to the third quarter of fiscal year 2009, is attributable to lower sales of office buildings (recognized in this segment) made in the third quarter of fiscal year 2010.
▶	Horizons Project (CYRSA, partnership between IRSA and Cyrela): percentage sold is more than 99% of available units and the degree of work progress exceeds 78% as of March 31. Completion and delivery of the sold units is expected to occur during fiscal 2011.
▶	Torres Rosario Project (APSA’s barter). A barter between APSA and a third party was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 99% and 25%, respectively. Completion of the project is scheduled for July 2010 and December 2011, respectively. The process of the sale of the condominiums in parcel 2-G has started.
▶	El Encuentro Project: The process of sale of the 110 functional units located in this residential community has started. The project is located in the district of Tigre, Province of Buenos Aires.
▶

Sale of undeveloped parcels of land in Hudson, Province of Buenos Aires[5]. After the end of the March 31, 2010 period, IRSA agreed to sale a property known as “Pereiraola” for US$ 11.8 million (through the sale of the shares of Pereiraola S.A.I.C.I.F. y A.). The property is located in the district of Hudson, Province of Buenos Aires, and it extends over an area of approximately 130 hectares. IRSA expects to close the transaction in the next few months.

[5]	IRSA agreed the sale of the proprietary company of the land reserve known as “Pereiraola”

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost ($ 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of March 31 of fiscal years (Ps. 000) (6)			Book Value $/000 (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	48,768	—	—
Rosario plot barter receivable (8) (16)	30/04/99	—	4,692	80	63.35%	99.00%	0.00%	—	—	—	—	11,023
Caballito Plots (16)	03/11/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,754
Caballito Plot barter receivable (Cyrsa) (14)	03/11/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Caballito Plot barter receivable (KOAD) (14)	03/11/97	—	6,833	118	100.00%	98.00%	53.59%	—	—	—	—	31,096
Libertador 1703 and 1755 (Horizons) (15)	16/01/07	422,310	59,000	467	50.00%	78.74%	99.15%	—	—	—	—	174,135

Other residential apartments (9)	N/A	231,677	116,513	1,437				366,558	—	3,326	61,057	2,009

Subtotal Residential Apartments		719,236	209,656	2,131				420,498	142	52,094	61,057	245,103

Residential Communities
Abril/Baldovinos (10)	03/01/95	130,955	1,408,905	1273	100.00%	100.00%	99.22%	237,062	5,067	6,136	1,756	1,763
El Encuentro	18/11/97	—	125,889	110	100.00%	100.00%	0.00%	11,830	—	—	—	10,304
Villa Celina I, II y III	26/05/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				262,920	5,067	6,212	1,756	12,067

Land Reserves
Puerto Retiro	18/05/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,424
Santa María del Plata	10/07/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,546
Pereiraola	16/12/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta plots (8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Rosario plots (8)	30/04/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	16,090
Caballito Mz 35	03/11/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Catalinas Norte	17/12/09	—	3,650	—	100.00%	0.00%	0.00%	—	—	—	—	22,259
Baicom plot	23/12/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,183
Canteras Natal Crespo	27/07/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	—	—	51	5,707
Berutti plot (8)	24/06/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,901
Pilar	29/05/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto air space (8)	24/09/97	—	21,406	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	18/07/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot (8)	01/10/98	—	23,791	—	63.35%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	30/06/08	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	32,193

Subtotal Land Reserves			20,844,693	—				85,486	—	8,685	3,479	439,336

Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	15/03/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	21/12/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	271	476	—
Della Paolera 265	27/08/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	31/08/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	15/11/06	—	7,133	N/A	100.00%	100.00%	100.00%	76,562	34,492	15,312	—	—
Libertador 498	20/12/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	20/03/97	—	5,271	N/A	100.00%	100.00%	100.00%	68,580	68,580
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Others (12)	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	24,735	172	3,183	—	—

Subtotal Others		—	64,698					592,782	149,923	70,109	108,899	—

TOTAL (13)		854,933	22,729,811	3,733				1,361,686	155,132	137,100	175,191	696,506

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of undeveloped parcels of land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto through APSA, Abasto Project, through Cyrsa, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold) and Padilla 902 through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra plot, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at March 31, 2010 is 99% and with parcel “H” is 25%.

Hotels

There has been an improvement in tourism since the last quarter of 2009. According to data released by the Tourism Secretary in its International Tourism Survey (ETI) as of December 2009, the number of tourists arriving in Argentina (accumulated 12-month data) was 14.1% higher than in the same period for the previous year. The adverse effects of the world financial crisis and the H1N1 influenza outbreak have eased, and the hotel tourist industry has been recovering since the end of 2009.

	Hotels
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%

Results (in Millions of Ps.)	Revenues	46.8	39.2	19.6%	123.1	127.1	-3.2%
	Operating Result	6.3	2.2	194.2%	9.5	11.9	-20.1%
	Depreciation and Amortization	3.7	5.6	-34.1	12.6	13.5	-6.7%
	EBITDA	10.1	7.8	29.2%	22.1	25.3	-13.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09

Hotels	Average occupancy[6]	65.4%	61.5%	49.4%	69.8%	73.9%	75.1%
	Average rate per room (Ps./night)[7]	667	667	644	638	646	642

▶	The occupancy trend shows a sustained increase in demand for IRSA’s premium hotels. After the 2009 economic crisis, hotel occupancy has started to return to customary figures for comparable assets.
▶	An improvement in EBITDA margins has been observed in the quarter ended March 31, 2010 as compared to the same period in 2009.

[6]	12-month cumulative
[7]	12-month cumulative

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

The following is information about our subsidiary IRSA’s hotels for the nine-month period ended as of March 31, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of March 31 of fiscal year Ps./000			Book value as of 03/31/2010 (Ps.000)
						2010	2009	2008
Intercontinental (3)	11/01/97	76.34%	309	65.7%	617	46,483	45,442	41,165	55,306
Sheraton Libertador (4)	03/01/98	80.00%	200	80.8%	456	26,563	28,777	25,181	41,624
Llao Llao (5)	06/01/97	50.00%	201	49.9%	1,144	50,054	52,920	48,732	80,515
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.4%	667	123,100	127,139	115,078	199,345

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A. (subsidiary of IRSA).-
4)	Through Hoteles Argentinos S.A.-
5)	Through Llao Llao Resorts S.A.-

III e. Investments in Other Companies by our Controlled Company IRSA

Interest in Hersha Hospitality Trust

▶	In January 2010, Hersha Hospitality Trust launched a stock capital offering in which IRSA and its subsidiaries subscribed for 4,789,917 common shares for a total amount of approximately US$ 14.4 million, at US$ 3.0 per share.
▶	In March 2010, Hersha started a new stock capital issue process in which IRSA and its subsidiaries subscribed for 3,864,000 shares for a total amount of approximately US$ 16.4 million, equivalent to US$ 4.25 per share.
▶	In this way, as of March 31, 2010, IRSA and its subsidiaries held 15,173,823 shares in Hersha Hospitality Trust and an option to purchase 5,700,000 common shares, reaching a stake of 11.06%. Together with its affiliates IRSA stakes reached 11.31%.

Interest in Banco Hipotecario S.A.

As of March 31, 2010, IRSA and its subsidiaries held an interest of 27.98%, excluding treasury shares, in the stock capital of Banco Hipotecario, which entitled them to 43.67% of the total voting capital at shareholders’ meetings.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

IV. International Expansion

BrasilAgro

As of March 31, 2010, Brasilagro had 9 properties, with an aggregate surface area of 174,840 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offer high appreciation potential.

Farm	Province	Acquisition Date	Surface Area (in hectares)	Main Business (Project)	Acquisition Cost (R$ MM)
São Pedro Farm	Chapadão do Céu/GO	Sep-06	2,443	Sugar cane	R$	9.9
Cremaq Farm	Baixa Grande Ribeiro/PI	Oct-06	32,375	Crops	R$	42.2
Jatobá Farm (1)	Jaborandi/BA	Mar-07	31,602	Crops and cotton	R$	35.4
Alto Taquari Farm	Alto Taquari/MT	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	34.0
Araucária Farm	Mineiros/GO	Apr-07	9,682	Sugar cane	R$	70.5
Chaparral Farm	Correntina/BA	Nov-07	37,129	Beef cattle/crops	R$	45.9
Nova Buriti Farm	Januária/MG	Dic-07	24,185	Forestry	R$	21.9
Preferência Farm	Barreiras/BA	Sep-08	17,800	Beef cattle/crops	R$	10.7
Horizontina Farm	Tasso Fragoso/MA	Mar-10	14,358	Crops	R$	37.0
		Total	174,840		R$	307.5
	Total owned by BrasilAgro (1)		171,680		R$	304.8

(1)	The Jatobá farm is owned by Jaborandi S.A., in which company BrasilAgro has a 90% ownership interest.

BrasilAgro started the harvest of 28 thousand soybean hectares (summer harvest) and 3.7 thousand of corn, rice and sorghum hectares and has started arrangements for the harvest of 3 thousand hectares (winter harvest) and 2.2 thousand tons of its sugar cane plantation. This is in line with the company’s objective to reach 48,242 hectares in production during this season.

To date, Brasilagro has invested, including committed and disbursed amounts, 307.5 million Reais in land purchases, compared to an aggregate of 552.6 Reais raised in the initial public offering of shares. As of March 31, 2010, BrasilAgro’s cash flow position was 219 million Reais.

Brasilagro will remain focused on the agricultural real estate segment, looking for new business opportunities with the aim of consolidating an important portfolio of properties, and on the development of its four main business lines: sugar cane, grains and cotton, forestry and beef cattle.

On March 10, 2010, BrasilAgro agreed to purchase a rural property known as “Horizontina Farm” with an area of 14,358 hectares for 37.0 million Reais. The property will be used for crop production.

During the quarter ended March 31, 2010, we purchased in the market 192,900 shares of BrasilAgro. Therefore, as of such date our equity interest in BrasilAgro was 23.23%.

Paraguay

As regards our farmland in the Republic of Paraguay, we started sowing approximately 3,000 hectares developed in the first stage and we have begun to develop approximately 3,000 hectares in the second stage, which are expected to be concluded this calendar year and which are to start production during the next fiscal year, entailing a further addition to the land devoted to agricultural production. As of March 31, summer planting had been completed, with a share of 56% for sorghum, 20% for corn, 20% for soybean and 4% for beans.

On March 19, 2010 the option agreed under the agreement dated September 3, 2008 (Purchase Option Agreement) was exercised. Under this option, 3,614 hectares, valued at US$ 350 each, were transferred to CRESCA S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Bolivia

During the first nine months of fiscal year 2010, we continued to carry out production activities over approximately 10,832 hectares. This farmland is fit for double-crop of different crops; therefore, it is possible to obtain better results per hectare in the same season. As of March 31, 100% of the winter crops had been harvested with good yields. Including double crops, the distribution of crops over the hectares sown will be 69% soybean, 18% corn, 5% wheat, 5% sunflower and 3% sorghum. As of March 31, summer planting had been completed with a share of 79% for soybean and 21% for corn.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Main indicators for the nine-month periodsended March 31, 2010 and 2009:

Description		9 months ended March 31, 2010	9 months ended March 31, 2009%
Sales
Wheat		7,624	23,693	(67.8)%
Corn		55,932	49,761	12.4%
Sunflower		10,667	4,424	141.1%
Soybean		31,759	45,979	(30.9)%
Other		17,793	8,972	98.3%

Total Crop sales (tons)		123,775	132,828	(6.8)%

Beef sales (tons)		5,526	3,950	39.9%

Milk sales (thousand of liters)		15,881	15,552	2.1%

Production
Wheat		11,636	21,839	(46.7)%
Corn		39,773	36,722	8.3%
Sunflower		7,188	13,074	(45.0)%
Soybean		18,056	4,603	292.2%
Other		4,062	5,299	(23.4)%

Total Crops Production (tons)		80,715	81,537	(1.0)%

Beef Production (tons)		4,304	5,513	(21.9)%

Milk Production (thousand of liters)		16,134	15,731	2.6%

Operated surface area (in hectares)[1]
Crops	Own lands[2]	47,630	43,754	8.9%
	Leased lands	42,996	59,501	(27.7)%
	Farms under concession[3]	10,832	8,067	34.3%
Beef	Own lands	103,370	96,081	7.6%
	Leased lands	27,388	32,795	(16.5)%
Milk	Own lands	4,637	4,106	12.9%
Sheep	Own lands	100,911	100,911	0.0%
Land reserves (in hectares)
	Own lands	229,843	218,174	5.3%
	Farms under concession[3]	116,032	148,785	(22.0)%
Surface area under irrigation (in hectares)
	Own lands	3,762	3,762	0.0%
	Leased lands	—	933	0.0%
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
Beef cattle stock
Breeding		68,205	71,713	(4.9)%
Fattening		18,271	20,179	(9.5)%
Milking cows		9,026	8,351	8.1%

Total beef cattle stock (head)		95,502	100,243	(4.7)%

Daily average milking cows (head)		3,213	3,273	(1.8)%

Note:

1- This excludes Agro-Uranga S.A. (35.72% of 8,299 hectares)

2- This includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, located in Santa Cruz, Bolivia, and “Jerovia” located in the department of Boquerón, Paraguay.

3- Lands under concession refer to our interest in Agropecuaria Anta S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

V. Other Material Events

V.a. Events Occurred during the Quarter

Sale of Tali Sumaj. On April 14, 2010, an extension of the preliminary sales agreement for the Tali Sumaj farm was executed, whereby the date of the execution of the title deed was set for May 17, 2010. The preliminary sales agreement for the Tali Sumaj farm (12,701 hectares) located in the Province of Catamarca, for US$ 4.8 million, had been executed on December 17, 2009.

V.b. Post Closing Events

Progress in the accomplishment of the IFRS implementation plan. On April 29, 2010, the Company’s Board of Directors approved the specific implementation plan for the application of the IFRS.

Acquisition of Shares of BrasilAgro. We entered into an agreement with TARPON AGRO LLC (“Tarpon”), a company organized under the laws of the State of Delaware, United States of America, whereby Tarpon will transfer the following securities to Cresud for value upon satisfaction of certain conditions:

(c)	9,581,750 common shares issued by BrasilAgro (whether in the form of shares of stock or ADRs (“Shares”), and

(d)	6,400,000 First Issue Warrants of BrasilAgro and 6,400,000 Second Issue Warrants of BrasilAgro.

Upon satisfaction of the conditions set forth in the agreement, effective transfer of Tarpon’s shares and warrants to Cresud will occur within ten (10) days following the implementation of the ADR program that BrasilAgro plans to launch.

The total price payable by Cresud to Tarpon will be R$ 131,419,876 (one hundred thirty-one million four hundred nineteen thousand eight hundred and seventy-six Reais), payable within 180 days after the effective transfer of the above mentioned shares and warrants. If the price is paid within the agreed term, no monetary restatement will be applied to it.

It should be noted that despite Tarpon’s withdrawal from the “BrasilAgro Project”, shareholders Mr. Elie Horn and the representatives of the company Cape Town LLC have expressed their intention to remain in BrasilAgro jointly with Cresud.

VI. Consolidated Financial Debt

Cresud

As of March 31, 2010 we had borrowed a total of US$ 130.32 million equivalent. The following table contains a breakdown of Cresud’s indebtedness.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

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CRESUD’s debt	Currency of issuance	Outstanding principal amount in US$ MM equivalent	Rate	Maturity date
Short-term debt (2)	AR$	U$S 70.63	Variable	Up to 381 days
Crop production financing	US$	U$S39.23	Variable	Up to 365 days
Tranche I, Series I Notes (Argentine law)	AR$	U$S 4.00	Variable (Badlar+3.0%)	Jun-10
Tranche I, Series II Notes (Argentine law)	US$	U$S 8.97	Fixed (7.20%)	Sep-10
Bolivia farms(1)	US$	U$S 6.29	-	Nov-10
Seller Note Cactus	US$	US$ 1.20	-	Jun-10
Total debt		U$S 130.32

Note: The exchange rate considered for the loans was US$ 1= Ps.3.878, corresponding to the seller’s exchange rate quoted by Banco de la Nación Argentina as of March 31, 2010.

(1)	Shown in the caption “Trade Payables” in the Consolidated Balance sheet.
(2)	It includes US$ 8.0 million disclosed in the Balance Sheet under “Other Debts”.

IRSA and APSA

As of March 31, 2010, the composition of IRSA’s financial debt was as follows:

IRSA’s debt (without APSA)	Issue Currency	Outstanding Amount[1]	Rate	Maturity
HASA[2]	US$	US$ 4.9	6.38%	Apr-10
Seller Notes3 4	US$	US$ 4.2		Aug-10
Edificio República	US$	US$ 26.8	12.00%	Apr-13
IRSA Notes (Internactonal)	US$	US$ 150.0	8.50%	Feb-17
Short Term Debt	Ps.	US$ 59.3	Float	<180 days
Other Debt in Pesos	Ps.	US$ 19.6		May-10
Total IRSA’s Debt		US$ 264.7

APSA’s debt (without APSA)	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Series IV Notes (Local)	US$	US$ 6.6	6.75%	May-11
Arcos del Gourmet	US$	US$ 3.6		Until Nov-11
Convertible Notes[5]	US$	US$ 47.2	10.00%	Jul-2014
Series I Notes (International)[6]	US$	US$ 120.0	7.88%	May-17
Short Term Debt[7]	Ps.	US$ 25.6	Variable	<180 days
Series III Notes (Local)[8]	Ps.	US$ 14.4	Badlar + 300 bps	May-11
Series II Notes (International)[9]	Ps.	US$ 34.0	11.00%	Jun-12
Total APSA’s Debt		US$ 251.4

(1)	Stated in millions of US$, at the exchange rate of 3.878 AR$ = 1 US$
(2)	Hoteles Argentinos S.A.
(3)	Acquisition of shares in Banco Hipotecario S.A.
(4)	It corresponds to the subsidiary Tyrus S.A.
(5)	As of March 31, 2010, IRSA held a face value of US$ 31.7 million.
(6)	As of March 31, 2010 IRSA held a face value of US$ 39.6 million and APSA had repurchased a face value of US$ 5.0 million.
(7)	Including Tarshop’s debt of AR$ 69.2 million
(8)	As of March 31, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of AR$ 12.0 million.
(9)	As of March 31, 2010, IRSA held a face value US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.

VII. Prospects for the coming quarter

Last year’s adverse weather conditions have ended, giving way to improved records; therefore, prospects for the development of our agricultural production in this season are favorable. Furthermore, we see an improvement in this fiscal year in the relationship between our input costs and our products’ prices, which

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

should favorably impact on results for the last quarter of this fiscal year, when the largest part of our production income generated by completion of coarse grain harvesting will be recognized.

As concerns beef cattle, the decrease in supply in the local industry caused by the drop in beef production figures and lower birth rates combined with a sustained demand has led to an upward trend in price levels. In this sense, we have been realizing part of the beef cattle stock in order to materialize holding gains.

In addition, we continue to analyze investment alternatives in the region, where the soil, weather and infrastructure conditions are optimum for agricultural development. We consider that there is an appealing opportunity to acquire and develop agricultural farmlands in South America, replicating our business model. This is one of the reasons that led us to increase our strategic equity interest in BrasilAgro through the recent agreement executed with Tarpon Agro LLC. Besides, we are planning to add more land for agricultural and beef-cattle activities in our farmlands in Paraguay, where we expect to have 9,000 productive hectares for the 2010/2011 season.

Our business segments have shown robust and sound performance. The quality of IRSA’s asset portfolio, as shown by its high occupancy levels, has allowed IRSA to capitalize on the effects of the economic recovery and resume a strong pattern of revenues and results.

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The pace of sales in the shopping centers has shown a sound recovery during the third quarter of fiscal year 2010, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, our subsidiary IRSA will continue working to improve the services they offer to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. In this sense, our subsidiary IRSA expects to expand their portfolio in the next few months by adding Soleil to our portfolio and launching a new project in Palermo (through our subsidiary Arcos Gourmet S.A.).

With respect to the Consumer Finance business, the first nine months of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. By the end of the third quarter, operating data in this segment have shown signs of stabilization. However, IRSA will continue to work with the aim of optimizing operating and financial performance in this segment, and in pursuit of this goal IRSA aspires to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will benefit Tarshop with an operating and financial performance capacity commensurate with its future business needs.

As concerns the Office and Non-Shopping Center Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. IRSA believes that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires. To face this, IRSA has a unique premium portfolio in downtown Buenos Aires that has sparked interest among top-quality lessees in the market. IRSA will continue working towards maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Sales and Development segment, IRSA will make progress in the development schedule of the Horizons project through IRSA’s subsidiary Cyrsa, where IRSA has already started to recognize revenues and the degree of work progress is above 78%. We believe that IRSA’s alliance with Cyrela in this company is an excellent opportunity to develop additional successful projects.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2010 and 2009 and the complementary notes 1 to 25 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at March 31, 2010 and 2009, and the related consolidated statements of income and of cash flows for the nine-month periods ended March, 2010 and 2009 and notes 1 to 18, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report dated September 8, 2009, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2009.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make

d)	At March 31, 2010, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 1,375,708 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2010.

PRICE WATERHOUSE & CO. S.R.L.
(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

BY:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 21, 2010